UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 4, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the First Quarter 2010 Report of UBS AG, which appears immediately following this page.

First Quarter 2010 Report Our financial results for the first quarter 2010.

First Quarter 2010 Report

Dear shareholders,

Today we are pleased to announce that in the first quarter, we generated a net profit attributable to shareholders of CHF 2.2 billion, or earnings per share of CHF 0.58. The Investment Bank made the strongest contribution to the growth in our profits, but we are encouraged by the progress we see in all of our business divisions as we work towards our medium-term pre-tax profit target of CHF 15 billion. The result for the first quarter is a testament to the consistent efforts of our staff, and a clear sign that our clients are regaining confidence and trust in the new UBS.

Our net profit attributable to shareholders for first quarter 2010 was approximately CHF 1 billion higher than that of the fourth quarter. This quarter’s result included a tax charge of CHF 603 million, compared with a tax credit of CHF 480 million in the previous quarter. All business divisions were profitable.

By implementing the strategies and goals set in 2009, we delivered a solid performance while maintaining discipline over our cost base, risks and balance sheet. The Group cost/income ratio was 69.7% compared with 83.9% in the fourth quarter. While variable costs increased reflecting higher revenues, our fixed cost base remained in line with an anticipated annual run rate of under CHF 20 billion. We also maintained our risk discipline, with no significant increase in our risk profile or assets needed to deliver almost 80% growth in profits. Our tier 1 capital ratio further strengthened to 16.0% from 15.4% and our FINMA leverage ratio improved to 4.1% from 3.9%, both compared with 31 December 2009.

Wealth Management’s profit before tax was CHF 696 million, up 3% from the fourth quarter. This reflected both an increased

First Quarter 2010 Report

gross margin on invested assets and ongoing cost-management measures. Annualized gross margin increased to 93 basis points compared with 88 basis points in the fourth quarter, as we implement our strategic initiatives to grow the gross margin to 100 basis points in the medium term. Costs, although up 7% on unusually low levels in the fourth quarter, have been managed tightly in line with revenue growth. Retail & Corporate’s pre-tax result was CHF 465 million, up 7% from the prior quarter principally due to credit loss recoveries.

Wealth Management Americas’ pre-tax profit was CHF 15 million compared with CHF 178 million in fourth quarter 2009. Revenues were broadly flat while costs increased due to the introduction of financial advisor loyalty programs and higher allocations from the Corporate Center. Financial advisor productivity improved as the new management team continued to stabilize the business.
Strong investment performance is a key driver of future profitability in our Global Asset Management division. In the first quarter, we continued to add to the strong performance track record we have built across the majority of our investment capabilities over the past year. Revenues declined slightly on lower management fees, while costs were higher as the fourth quarter included a significant reversal of variable compensation accruals. Profit before tax was CHF 137 million compared with CHF 284 million in the fourth quarter.
Invested assets for each of our asset gathering businesses increased slightly to total nearly CHF 2.3 trillion. We see further signs of recovery in each of these businesses. In Wealth Management, where we recorded net outflows of CHF 8.0 billion, we saw continued net new money inflows in the Asia Pacific region, and net new money turned positive in this quarter in the ultra high net worth segment and a number of important European countries. Retail & Corporate net outflows edged down from CHF 0.3 billion in fourth quarter to CHF 0.2 billion. Wealth Management Americas recorded net outflows of CHF 7.2 billion in the quarter; however, financial advisors with more than one year’s service at UBS delivered positive net new money for the first time since first quarter 2008. Global Asset Management recorded net outflows of CHF 2.6 billion, but attracted net inflows of CHF 2.1 billion from third parties.
The Investment Bank recorded a pre-tax profit of CHF 1,190 million compared with CHF 297 million in the fourth quarter. This improvement was largely due to a strong performance in Fixed income, currencies and commodities (FICC) and higher revenues in Equities. Our revenues were generated predominantly by flow-based, client-centric businesses, while risk measures were broadly unchanged from the fourth quarter. Own credit losses on financial liabilities designated at fair value were CHF 247 million compared with CHF 24 million in the prior quarter.

Integrating the delivery of our expertise remains a key priority for us, and is essential to providing our clients with the quality of service they need and expect and to delivering our medium-term financial targets. In the first quarter, we have introduced a number of initiatives to enable our clients to benefit further from the full capabilities of the bank. The Investment Products and Services (IPS) unit bundles investment products and services across all business divisions to provide comprehensive service to clients with complex needs. A new specialist ultra high net worth client team has been developed to bring our product expertise closer to our clients, to enable us to offer a comprehensive range of high-quality products regardless of location, and to ensure consistency when serving our ultra high net worth clients on a global basis.

In the Investment Bank, we aligned our world leading FICC and Equities Research teams to form UBS Securities Research. The new business model will enable our clients to gain efficient and effective access to a best-in-class research offering across asset classes, which is an important driver of revenues growth in the research business. The new structure will also deliver synergies across research management, operations and technology, which will improve coordination and increase efficiencies.

Integration of the firm also requires our people to collaborate more closely. With operations in over 50 countries globally, this presents a special challenge for us. Members of our Group Executive Board recently traveled to our major locations to discuss with our Managing Directors how to deliver the new UBS. As leaders across the firm, our Managing Directors are committed to implementing the firm’s strategy and driving the strategic principles of reputation, integration and execution deep into the organization.

The regulatory landscape for large financial institutions continued to become more restrictive and uncertain in the first quarter. Governments and regulatory bodies have sought to address systemic risk with proposals covering capital, liquidity, corporate structure and bankruptcy resolution mechanisms and have raised the possibility of general levies and windfall taxes on banks’ profits. With respect to liquidity, FINMA and the Swiss National Bank introduced substantially revised liquidity regimes for large Swiss banks effective 30 June 2010. These rules require us to hold reserves of highly liquid assets that would be sufficient to maintain adequate liquidity even in periods of extreme stress. We are already compliant with the new regulations. We will maintain flexibility in our business model to adjust to future regulatory changes.

Outlook – We expect securities trading market activity in the second quarter to be generally in line with what we saw in the first quarter, although concerns relating to European sovereign debt provide a basis for some market uncertainty. Banking markets should continue their recovery, benefiting our lending and financial advisory businesses. Operational improvements implemented last year should have a positive effect on our results going forward. We accordingly expect gradual improvement in wealth management and asset management results, subject to market conditions. Net new money outflows are expected to be at relatively moderate levels in the near term, although we continue to believe that the steps we have taken to deal with the root causes of the net outflows will be effective. Invested assets, which more directly affect revenues, are subject to market movements but are expected to remain broadly stable.

4 May 2010

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the Board of Directors	Group Chief Executive Officer

First Quarter 2010 Report

UBS key figures

	For the quarter ended
CHF million, except where indicated	31.3.10	31.12.09	31.3.09

Group results

Operating income	9,010	6,095	4,970

Operating expenses	6,200	5,183	6,528

Operating profit before tax (from continuing and discontinued operations)	2,811	888	(1,547)

Net profit attributable to UBS shareholders	2,202	1,205	(1,975)

Diluted earnings per share (CHF)[1]	0.58	0.31	(0.57)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	21.0	(7.8)	(24.8)

Return on risk-weighted assets, gross (%)	17.1	9.9	8.4

Return on assets, gross (%)	2.6	1.5	1.3

Growth

Net profit growth (%)[3]	78.9	N/A	N/A

Net new money (CHF billion)[4]	(18.0)	(56.2)	(14.9)

Efficiency

Cost / income ratio (%)	69.7	83.9	106.9

	As of

CHF million, except where indicated	31.3.10	31.12.09

Capital strength

BIS tier 1 ratio (%)[5]	16.0	15.4

FINMA leverage ratio (%)[5]	4.12	3.93

Balance sheet and capital management

Total assets	1,356,427	1,340,538

Equity attributable to UBS shareholders	42,800	41,013

BIS total ratio (%)[5]	20.0	19.8

BIS risk-weighted assets[5]	209,138	206,525

BIS tier 1 capital[5]	33,404	31,798

	As of

CHF million, except where indicated	31.3.10	31.12.09	31.3.09

Additional information

Invested assets (CHF billion)	2,267	2,233	2,182

Personnel (full-time equivalents)	64,293	65,233	76,206

Market capitalization[6]	65,660	57,108	31,379

Long-term ratings

Fitch, London	A+	A+	A+

Moody’s, New York	Aa3	Aa3	Aa2

Standard & Poor’s, New York	A+	A+	A+

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.  5 Refer to the “Capital management” section of this report.  6 Refer to the appendix “UBS registered shares” in this report.

Corporate calendar

Publication of second quarter 2010 results
Tuesday, 27 July 2010

Publication of third quarter 2010 results
Tuesday, 26 October 2010

Publication of fourth quarter 2010 results
Tuesday, 8 February 2011

Contacts

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Investor Relations
Hotline Zurich +41-44-234 4100
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UBS AG, Investor Relations
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sh-investorrelations@ubs.com
www.ubs.com/investors

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sh-mediarelations-ap@ubs.com

Shareholder Services
Hotline +41-44-235 6202
Fax (Zurich) +41-44-235 3154

UBS AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent
Calls from the US +866-541 9689
Calls outside the US +1-201-680 6578
Fax +1 201 680 4675

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com
www.melloninvestor.com

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland
Language: English | SAP-No. 80834E-1002

© UBS 2010. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral
oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group

8	Accounting and reporting structure changes
10	Group results

2.	UBS business divisions

16	Wealth Management & Swiss Bank
21	Wealth Management Americas
24	Global Asset Management
28	Investment Bank

3.	Risk and treasury management

32	Risk management and control
40	Balance sheet
42	Liquidity and funding
44	Capital management

4.	Financial information

49	Financial statements
55	Notes to the financial statements

Appendix

74	UBS registered shares
75	Information sources

First Quarter 2010 Report

UBS and its businesses

UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to our private, corporate and institutional clients, we aim to generate sustainable earnings, create value for our shareholders and be economically profitable in every segment, market and business in which we operate. Under Swiss company law, UBS is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our “Wealth Management” business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our “Retail & Corporate” business unit has a leading position across its client segments in Switzerland.

Wealth Management Americas

Wealth Management Americas provides advice-based relationships through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the Wealth Management US business, as well as the domestic Canadian business and the international business booked in the United States.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and investment styles across all major traditional and alternative asset classes. These include equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities that can also be combined in multi-asset strategies. The fund services unit provides legal fund set-up and accounting and reporting for all retail and institutional funds.

Investment Bank

The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and precious metals. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, governments, financial intermediaries, alternative asset managers and private investors.

Corporate Center

The Corporate Center provides and manages support and control functions for Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of foreign currencies, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centres. Most costs and personnel of the Corporate Center are allocated to the business divisions.

UBS Group

Management report

Accounting and reporting structure changes

Accounting and reporting structure changes

Wealth Management & Swiss Bank reporting

Commencing first quarter 2010, the external and internal reporting of Wealth Management & Swiss Bank to the Group Executive Board (GEB) was revised in order to better reflect UBS’s management structure and responsibilities. Segregated financial information is now reported for:
–	“Wealth Management”, which encompasses the domestic and international wealth management business conducted out of Switzerland, and all wealth management businesses in our Asian and European booking centers; and
–	“Retail & Corporate”, which includes services provided to Swiss retail private clients, small and medium enterprises, as well as corporate and institutional clients.

In line with this revised reporting structure and IFRS 8 Operating segments, Wealth Management and Retail & Corporate are now presented in our external financial reports as separate business units and reportable segments. Prior periods have been restated to conform to the new presentation format.
In the “UBS business divisions” section of this report, income from Wealth Management is presented as recurring and non-recurring income, complemented by additional income information for Swiss wealth management and International wealth management. Income from Retail & Corporate is split into inter-

est and non-interest income. In “Note 2 Segment reporting” in the “Financial information” section of this report, income for all reportable segments continues to be split into interest and non-interest income. Expense information is presented with the same level of granularity for both reportable segments. The key performance indicators and additional information are similar for both reportable segments, with the exception of gross margin on invested assets and the number of client advisors, which are presented only for Wealth Management, and the impaired lending portfolio as a percentage of total lending portfolio, gross, which is presented only for Retail & Corporate.

Global Asset Management reporting

Commencing first quarter 2010, our prior split of revenue, net new money, invested assets and gross margin figures between institutional clients and wholesale intermediary clients is replaced by a split that reflects the division’s business lines. This is to provide a more in-depth understanding of the various drivers of profitability within Global Asset Management. Operating income is split into net management fees and performance fees, and the previously disclosed split between institutional fees and wholesale intermediary fees is no longer shown. In addition, further granularity for income, gross margin on invested assets, net new money

Previous reporting structure (through fourth quarter 2009)

New reporting structure (from first quarter 2010 onwards)

UBS Group

and invested assets by business line is presented. Assets under administration by fund services including related net new assets and gross margins are also disclosed.

Corporate Center reporting

Allocation of additional costs and personnel to
reportable segments
From first quarter 2010 onwards, all costs incurred by the Corporate Center related to shared services and control functions are allocated to the business divisions and the reportable business units thereof, which directly and indirectly received the value of the services, either based on a full cost recovery or on a periodically agreed flat fee. The allocated costs are shown in the respective expense lines of the reportable segments in “Note 2 Segment reporting” in the “Financial information” section of this report, and in the “UBS business divisions” section of this report. UBS personnel have also been allocated to the reportable segments, in line with the allocation of costs. Up to and including 2009, certain costs incurred by the Corporate Center were presented as Corporate Center expenses and not charged to the business divisions (reportable segments) and related personnel were presented as Corporate Center personnel. The change in allocation has been applied prospectively and prior year numbers have not been restated to reflect this change.

The incremental charges to the reportable segments made in first quarter 2010 relate mainly to control functions. If figures for each quarter of 2009 had been presented on the basis of the allocation methodology applied for 2010, the average esti-

mated impact on quarterly operating expenses, performance before tax and personnel would have been as shown in the table below.

The “Corporate Center” column of the table in “Note 2 Segment reporting” in the “Financial information” section of this report has been renamed “Treasury activities and other corporate items”. It mainly includes the results of treasury activities (e.g. from the management of foreign exchange risks and interest rate risks), residual operating expenses such as those associated with the functioning of the Group Executive Board and the Board of Directors, and other costs related to the management of our organization, as well as a limited number of specifically defined items. These items currently include the valuation of UBS’s option to acquire the SNB StabFund’s equity and certain expenses such as capital taxes, as well as the difference between actually incurred Corporate Center costs and periodically agreed flat fees charged to the business divisions.

Elimination of the “Corporate Center” section
in the quarterly reports
Starting with first quarter 2010 and in line with the changes in presentation of the Corporate Center information as described above, our quarterly reports no longer include a specific “Corporate Center” section in the “UBS business divisions” section. Significant items and treasury-related income information included in the column “Treasury activities and other corporate items” in “Note 2 Segment reporting” in the “Financial information” section are discussed in the “Group results” section of the quarterly reports.

Corporate Center cost and headcount allocation impact on quarterly 2009 figures

			Wealth
	Wealth Management &		Management	Global Asset	Investment	Total business	Corporate
	Swiss Bank		Americas	Management	Bank	divisions	Center
	Wealth	Retail &
	Management	Corporate

Estimated increase in average quarterly 2009 operating expenses and decrease in performance before tax (CHF million)	32	24	21	11	72	160	(160)

Estimated increase in headcount as of 31 December 2009, (full-time equivalents)	253	184	163	88	562	1,250	(1,250)

Group results

Group results

Net profit attributable to UBS shareholders was CHF 2,202 million in first quarter 2010 compared with CHF 1,205 million in fourth quarter 2009. This improvement was mainly due to higher trading income in the fixed income, currencies and commodities business of the Investment Bank.

Income statement

	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Continuing operations

Interest income	4,798	4,681	7,645	2	(37)

Interest expense	(2,980)	(2,932)	(5,746)	2	(48)

Net interest income	1,818	1,749	1,899	4	(4)

Credit loss (expense) / recovery	116	(83)	(1,135)

Net interest income after credit loss expense	1,934	1,667	764	16	153

Net fee and commission income	4,372	4,438	4,241	(1)	3

Net trading income	2,368	(62)	(630)

Other income	337	52	595	548	(43)

Total operating income	9,010	6,095	4,970	48	81

Personnel expenses	4,521	3,323	3,963	36	14

General and administrative expenses	1,419	1,547	1,635	(8)	(13)

Depreciation of property and equipment	234	280	253	(16)	(8)

Impairment of goodwill	0	0	631		(100)

Amortization of intangible assets	27	33	45	(18)	(40)

Total operating expenses	6,200	5,183	6,528	20	(5)

Operating profit from continuing operations before tax	2,810	912	(1,558)	208

Tax expense	603	(480)	294		105

Net profit from continuing operations	2,207	1,392	(1,852)	59

Discontinued operations

Profit from discontinued operations before tax	2	(25)	11		(82)

Tax expense	0	0	0

Net profit from discontinued operations	2	(25)	11		(82)

Net profit	2,208	1,368	(1,842)	61

Net profit attributable to minority interests	6	163	133	(96)	(95)

from continuing operations	5	162	128	(97)	(96)

from discontinued operations	1	1	5	0	(80)

Net profit attributable to UBS shareholders	2,202	1,205	(1,975)	83

from continuing operations	2,202	1,231	(1,980)	79

from discontinued operations	1	(26)	5		(80)

Performance by business division

Wealth Management	696	674	636	3	9

Retail & Corporate	465	435	442	7	5

Wealth Management & Swiss Bank	1,161	1,109	1,077	5	8

Wealth Management Americas	15	178	(35)	(92)

Global Asset Management	137	284	(59)	(52)

Investment Bank	1,190	297	(3,162)	301

Treasury activities and other corporate items	306	(956)	621		(51)

Operating profit from continuing operations before tax	2,810	912	(1,558)	208

UBS Group

Operating income: 1Q10 vs 4Q09

Total operating income increased to CHF 9,010 million from CHF 6,095 million.

Net interest and trading income is analyzed below under the relevant business activities in order to provide a better explanation of the movements.
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information

Net income from trading businesses
Net income from trading businesses was CHF 2,700 million, up from CHF 1,025 million. This increase is mainly due to higher trading revenues in the fixed income, currencies and commodities business of the Investment Bank. In particular, its credit and macro segments profited from enhanced client activity generating high flows.

Fourth quarter 2009 included a credit of CHF 684 million related to reallocation of negative revenues from prior periods that resulted from the revised approach to the calculation and booking of own credit.
Own credit losses on financial liabilities designated at fair value were CHF 247 million. In the prior quarter we recorded an own credit loss of CHF 24 million.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net income from interest margin businesses
Net income from interest margin businesses was CHF 1,119 million compared with CHF 1,229 million. This is due to lower interest margins in our wealth management businesses.

Net income from treasury activities and other
Net income from treasury activities and other was CHF 367 million compared with negative CHF 566 million. First quarter 2010 included a gain of CHF 231 million on the revaluation of our option to acquire the SNB StabFund’s equity. Fourth quarter 2009 included a charge of CHF 690 million related to the abovementioned reallocation of negative revenues in relation to own credit on financial liabilities designated at fair value.

è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Credit loss expenses / recovery
We recorded a net recovery of CHF 116 million, compared with net credit losses of CHF 83 million.

The Investment Bank reported a net recovery of CHF 112 million, compared with net credit losses of CHF 70 million. This was primarily due to recoveries on certain of our legacy leveraged finance and receivables-backed loan positions, which more than offset credit losses on our portfolio of reclassified securities.

Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Net interest income	1,818	1,749	1,899	4	(4)

Net trading income	2,368	(62)	(630)

Total net interest and trading income	4,186	1,688	1,269	148	230

Breakdown by businesses

Net income from trading businesses[1]	2,700	1,025	(640)	163

Net income from interest margin businesses	1,119	1,229	1,321	(9)	(15)

Net income from treasury activities and other	367	(566)	587		(37)

Total net interest and trading income	4,186	1,688	1,269	148	230

1 Includes lending activities of the Investment Bank.
Credit loss (expense) / recovery

	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Wealth Management	1	42	(54)	(98)

Retail & Corporate	2	(51)	(65)

Wealth Management & Swiss Bank	3	(9)	(119)

Wealth Management Americas	0	1	1	(100)	(100)

Investment Bank[1]	112	(70)	(1,017)

of which: related to reclassified securities	(29)	(37)	(118)	22	75

Treasury activities and other corporate items	0	(5)	0	100

Total	116	(83)	(1,135)

1 Includes a credit recovery of CHF 92 million (31.12.09: CHF 7 million recovery; 31.3.09: CHF 445 million expense) related to reclassified leveraged finance positions.

Group results

    Wealth Management & Swiss Bank reported a net recovery of CHF 3 million, compared with net credit losses of CHF 9 million.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Net fee and commission income
Net fee and commission income was CHF 4,372 million, down 1% from CHF 4,438 million.
–	Underwriting fees were down 22% at CHF 471 million. Equity underwriting fees decreased 38%, while debt underwriting fees increased 22%.
–	Mergers and acquisitions and corporate finance fees decreased 15% to CHF 204 million due to lower advisory fees resulting from subdued mergers and acquisitions activities.
–	Net brokerage fees increased 2% to CHF 1,078 million, mainly due to increased volumes in the Investment Bank’s equities business.
–	Investment fund fees remained flat at CHF 1,012 million.
–	Portfolio management and advisory fees increased 4% to CHF 1,519 million due to higher portfolio management fees in Wealth Management Americas and increases in certain fee categories in Wealth Management & Swiss Bank.
–	Other commission expenses decreased 3% to CHF 323 million, mainly due to lower commissions paid to distribution partners.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income
Other income was CHF 337 million compared with CHF 52 million. First quarter 2010 included a CHF 180 million gain from the sale of investments in associates owning office space in New York, gains from the disposal of reclassified financial assets and CHF 28 million valuation adjustments on a property fund held by Wealth Management & Swiss Bank.

Fourth quarter 2009 included a net gain of CHF 36 million from the sale of UBS’s India Service Centre, and valuation adjustments of CHF 88 million on a property fund.
è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 1Q10 vs 4Q09

Personnel expenses
Personnel expenses were CHF 4,521 million compared with CHF 3,323 million. This reflects higher accruals for variable compensation. Personnel expenses in fourth quarter 2009 reflected the decision to increase the proportion of 2009 variable compensation to be deferred and amortized over the vesting period of the awards, which led to reduced year-end compensation accruals.

Average quarterly personnel expenses in 2009 were CHF 4,136 million. First quarter 2010 personnel expenses reflect higher variable compensation accruals, due to higher revenues in the quarter and the amortization of deferred variable compensation awarded in 2009 and earlier years; salary increases were also recorded in selected areas. These effects were partially offset by reduced staffing levels compared to the 2009 average.

The UK’s Finance Act 2010, enacted on 8 April 2010, introduced the Bank Payroll Tax, a tax levied on certain elements of bank employee compensation. The tax is charged at a rate of 50% on the excess over GBP 25,000 of chargeable discretionary compensation awarded to relevant employees between 9 December 2009 and 5 April 2010. The cost of this tax to UBS, which is preliminarily estimated to be approximately CHF 300 million, will be recognized in second quarter 2010 based on the date of its enactment. This will mainly affect the Investment Bank.
è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses
At CHF 1,419 million, general and administrative expenses were reduced by CHF 128 million from CHF 1,547 million. This decrease was mainly due to a reduction in professional fees, lower rent and maintenance costs and lower legal provisions.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization
Depreciation of property and equipment was CHF 234 million, down CHF 46 million, partly due to impairments related to property in fourth quarter 2009. Amortization of intangible assets was CHF 27 million, down from CHF 33 million.

Tax: 1Q10 vs 4Q09

UBS recognized a tax expense in its income statement for first quarter 2010 of CHF 603 million. This includes a deferred tax expense of CHF 565 million, as Swiss tax losses (for which deferred tax assets have previously been recognized) were used against profits for the quarter, and also tax expenses of CHF 125 million in other profitable locations. These tax expenses were partially offset by an increase in deferred tax assets for US tax losses of CHF 87 million.

UBS recognized a net income tax benefit in its income statement of CHF 480 million for fourth quarter 2009. This mainly reflected a CHF 467 million increase in US tax loss deferred tax assets following updated forecast profit assumptions over the five-year horizon used for recognition purposes.

Invested assets development: 1Q10 vs 4Q09

Net new money

Wealth Management
Net new money outflows were CHF 8.0 billion compared with CHF 32.9 billion. The reduction reflects actions taken by management to stabilize client flows as well as a reduction in special effects such as the Italian tax amnesty, which had a material effect in the fourth quarter. Net new money in Europe remained negative but at a significantly lower level and a number of locations

UBS Group

recorded net new money inflows. Moreover, we saw continued net new money inflows in the Asia Pacific region, and net new money turned positive in this quarter in the ultra high net worth segment and a number of important European countries.

Total outflows from Swiss wealth management were CHF 1.2 billion, down from CHF 1.7 billion in fourth quarter 2009. For International wealth management, net new money outflows improved considerably to CHF 6.8 billion from CHF 31.2 billion.

Retail & Corporate
Outflows were CHF 0.2 billion compared with CHF 0.3 billion.

Wealth Management Americas
Net new money outflows were CHF 7.2 billion compared with CHF 12.0 billion.

The Wealth Management US business net new money outflows were CHF 6.4 billion compared with CHF 11.3 billion. Though net new money remained negative, outflows related to financial advisor attrition decreased. Net new money from financial advisors employed with UBS for more than one year was positive for the first time since first quarter 2008.

Global Asset Management
Net new money inflows from third parties of CHF 2.1 billion were more than offset by net outflows of CHF 4.7 billion from clients of UBS’s wealth management businesses. Total net new money out-flows decreased to CHF 2.6 billion from CHF 11.0 billion.

A substantial part of the inflows and outflows relating to clients of UBS’s wealth management businesses are also reported as net new money for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.
Excluding money market flows, net new money outflows decreased to CHF 1.6 billion from CHF 5.7 billion.
è	Refer to the discussions of net new money flows in the “UBS business divisions” section of this report for more information

Invested assets
Invested assets were up 2% to CHF 2,267 billion on 31 March 2010 compared with CHF 2,233 billion on 31 December 2009. The growth was due to favorable market performance and positive currency effects that were partly offset by net new money outflows.

Net new money1

	For the quarter ended
CHF billion	31.3.10	31.12.09	31.3.09

Wealth Management	(8.0)	(32.9)	(22.4)

Retail & Corporate	(0.2)	(0.3)	(1.1)

Wealth Management & Swiss Bank	(8.2)	(33.2)	(23.4)

Wealth Management Americas	(7.2)	(12.0)	16.2

Traditional investments	(1.0)	(13.2)	(3.2)

Alternative and quantitative investments	(2.4)	0.9	(4.7)

Global real estate	0.7	1.3	0.1

Infrastructure	0.1	0.0	0.1

Global Asset Management	(2.6)	(11.0)	(7.7)

1 Excludes interest and dividend income.
Invested assets

	As of			% change from
CHF billion	31.3.10	31.12.09	31.3.09	31.12.09	31.3.09

Wealth Management	827	825	810	0	2

Retail & Corporate	136	135	124	1	10

Wealth Management & Swiss Bank	963	960	934	0	3

Wealth Management Americas	714	690	673	3	6

Traditional investments	513	502	495	2	4

Alternative and quantitative investments	38	41	40	(7)	(5)

Global real estate	38	39	40	(3)	(5)

Infrastructure	1	1	1	0	0

Global Asset Management	590	583	576	1	2

Total	2,267	2,233	2,182	2	4

Group results

Of the invested assets CHF 963 billion were attributable to Wealth Management & Swiss Bank (CHF 827 billion thereof attributable to Wealth Management and CHF 136 billion attributable to Retail & Corporate); CHF 714 billion were attributable to Wealth Management Americas; and CHF 590 billion were attributable to Global Asset Management.

Results: 1Q10 vs 1Q09

Net profit attributable to shareholders was CHF 2,202 million compared with a net loss of CHF 1,975 million. This was due to a recovery in trading income and the change from credit loss expenses to a credit loss recovery. Operating expenses were CHF 6,200 million compared with CHF 6,528 million. A reduction in general and administrative expenses was more than offset by an increase in personnel expenses, reflecting higher accruals for variable compensation. First quarter 2009 operating expenses included goodwill impairment charges of CHF 631 million.

Personnel

UBS employed 64,293 personnel on 31 March 2010, down 1% from 65,233 on 31 December 2009. From first quarter 2010, all costs incurred by the Corporate Center related to shared services and control functions are allocated to the business divisions. Accordingly all personnel performing these functions were allocated to the business divisions. Prior periods have not been adjusted for this change.

è	Refer to the “Accounting and reporting structure changes” section of this report for more information

Personnel by region

	As of			% change from
Full-time equivalents	31.3.10	31.12.09	31.3.09	31.12.09	31.3.09

Switzerland	23,373	24,050	25,889	(3)	(10)

UK	6,307	6,204	6,888	2	(8)

Rest of Europe	4,083	4,145	4,678	(1)	(13)

Middle East / Africa	126	134	148	(6)	(15)

USA	22,335	22,702	26,934	(2)	(17)

Rest of Americas	1,148	1,132	1,832	1	(37)

Asia Pacific	6,922	6,865	9,837	1	(30)

Total	64,293	65,233	76,206	(1)	(16)

Personnel by business division

	As of
Full-time equivalents	31.3.10	31.12.09	31.3.09

Wealth Management	15,365	15,408	17,904

Retail & Corporate	12,187	12,140	12,697

Wealth Management & Swiss Bank	27,552	27,548	30,601

Wealth Management Americas	16,667	16,925	20,611

Global Asset Management	3,521	3,471	3,867

Investment Bank	16,373	15,666	18,029

Treasury activities and other corporate items	180	1,624	3,097

Total	64,293	65,233	76,206

of which: personnel managed centrally	19,563	19,909	23,484

UBS business divisions

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Income	2,879	2,778	3,011	4	(4)

Credit loss (expense) / recovery	3	(9)	(119)

Total operating income	2,882	2,769	2,892	4	0

Personnel expenses	1,191	1,059	1,278	12	(7)

General and administrative expenses	471	510	496	(8)	(5)

Services (to) / from other business divisions	(24)	(10)	(29)	(140)	17

Depreciation of property and equipment	80	96	67	(17)	19

Amortization of intangible assets	2	5	3	(60)	(33)

Total operating expenses	1,720	1,660	1,815	4	(5)

Business division performance before tax	1,161	1,109	1,077	5	8

Key performance indicators[1]

Pre-tax profit growth (%)	4.7	40.0	101.3

Cost / income ratio (%)	59.7	59.8	60.3

Net new money (CHF billion)[2]	(8.2)	(33.2)	(23.4)

Additional information

Average attributed equity (CHF billion)[3]	9.0	9.0	9.0	0	0

Return on attributed equity (RoaE) (%)	51.6	43.4	47.9

BIS risk-weighted assets (CHF billion)	48.5	48.6	54.8	0	(11)

Return on risk-weighted assets, gross (%)	23.7	21.7	20.6

Goodwill and intangible assets (CHF billion)	1.6	1.6	1.8	0	(11)

Invested assets (CHF billion)	963	960	934	0	3

Client assets (CHF billion)	1,864	1,844	1,643	1	13

Personnel (full-time equivalents)	27,552	27,548	30,601	0	(10)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions

Wealth Management

Pre-tax profit increased 3% to CHF 696 million in first quarter 2010 from CHF 674 million in fourth quarter 2009. A 6% increase in operating income was partly offset by higher accruals for variable compensation.

Business unit reporting

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Recurring income	1,384	1,342	1,528	3	(9)

Non-recurring income	518	416	430	25	20

Income	1,903	1,758	1,958	8	(3)

Credit loss (expense) / recovery	1	42	(54)	(98)

Total operating income	1,904	1,800	1,903	6	0

Personnel expenses	782	647	847	21	(8)

General and administrative expenses	275	278	306	(1)	(10)

Services (to) / from other business divisions	106	149	74	(29)	43

Depreciation of property and equipment	43	48	38	(10)	13

Amortization of intangible assets	2	5	3	(60)	(33)

Total operating expenses	1,208	1,127	1,268	7	(5)

Business unit performance before tax	696	674	636	3	9

Key performance indicators[1]

Pre-tax profit growth (%)[2]	3.3	57.1	N/A

Cost / income ratio (%)	63.5	64.1	64.8

Net new money (CHF billion)[3]	(8.0)	(32.9)	(22.4)

Gross margin on invested assets (bps)[4]	93	88	97	6	(4)

Swiss wealth management

Income	388	362	394	7	(2)

Net new money (CHF billion)[3]	(1.2)	(1.7)	(5.4)

Invested assets (CHF billion)	142	140	127	1	12

Gross margin on invested assets (bps)	110	103	120	7	(8)

International wealth management

Income	1,515	1,397	1,564	8	(3)

Net new money (CHF billion)[3]	(6.8)	(31.2)	(16.9)

Invested assets (CHF billion)	685	685	683	0	0

Gross margin on invested assets (bps)[4]	90	85	92	6	(2)

Additional information

Average attributed equity (CHF billion)[5]	4.4	4.4	4.4	0	0

Return on attributed equity (RoaE) (%)	63.3	51.8	57.8

BIS risk-weighted assets (CHF billion)	18.5	17.9	19.9	3	(7)

Return on risk-weighted assets, gross (%)	41.8	37.4	34.8

Goodwill and intangible assets (CHF billion)	1.6	1.6	1.8	0	(11)

Invested assets (CHF billion)	827	825	810	0	2

Client assets (CHF billion)	1,002	1,005	975	0	3

Client advisors (full-time equivalents)	4,138	4,286	5,066	(3)	(18)

Personnel (full-time equivalents)	15,365	15,408	17,904	0	(14)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Not meaningful if either the current period or the comparison period is a loss period.   3 Excludes interest and dividend income.   4 Excludes valuation adjustments on a property fund (1Q10: CHF 28 million, 4Q09: CHF 88 million, 1Q09: CHF 23 million).   5 Refer to the “Capital management” section of this report for more information about UBS’s equity attribution framework.

Wealth Management & Swiss Bank

Results: 1Q10 vs 4Q09

Operating income
Total operating income was up 6% at CHF 1,904 million compared with CHF 1,800 million. Recurring income was up 3% at CHF 1,384 million compared with CHF 1,342 million reflecting higher recurring fees, which were partially offset by reduced interest income as low market interest rates continued to exert downward pressure on deposit interest margins. Non-recurring income was CHF 518 million, up 25% from CHF 416 million in the prior quarter, which included a larger valuation adjustment on a property fund.

Net credit loss recoveries were CHF 1 million in first quarter 2010 compared with CHF 42 million in the fourth quarter 2009, which included releases of allowances made against Lombard loans in prior periods.
è	Refer to the “Risk management” section of this report for more information on credit risk

Operating expenses
Operating expenses increased 7% to CHF 1,208 million from CHF 1,127 million.

Personnel expenses increased 21% to CHF 782 million due to higher accruals for variable compensation. Personnel expenses in fourth quarter 2009 reflected the decision to increase the proportion of 2009 variable compensation to be deferred and amortized over the vesting period of the awards, which led to reduced fourth quarter compensation accruals.
General and administrative expenses decreased by CHF 3 million to CHF 275 million due to cost-cutting measures taken in 2009, leading to lower professional fees as well as lower IT, marketing and travel & entertainment expenses.
Net charges from other businesses decreased by CHF 43 million to CHF 106 million.
Depreciation decreased CHF 5 million to CHF 43 million and amortization of intangible assets fell by CHF 3 million to CHF 2 million.
First quarter 2010 includes incremental Corporate Center charges. If this allocation methodology had been applied in 2009, the fourth quarter operating expenses would have been an estimated CHF 32 million higher and performance before tax correspondingly lower than presented in this section.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information

Invested assets development: 1Q10 vs 4Q09

Net new money

Wealth Management
Net new money outflows were CHF 8.0 billion compared with CHF 32.9 billion. The reduction reflects actions taken by management to stabilize client flows as well as a reduction in special effects such as the Italian tax amnesty, which had a material effect in the fourth quarter. Net new money in Europe remained negative but at a significantly lower level and a number of locations recorded net new money inflows. Moreover, we saw continued net new money inflows in the Asia Pacific region, and net new money turned positive in this quarter in the ultra high net worth segment and a number of important European countries.

Total net outflows from Swiss wealth management were CHF 1.2 billion, down from CHF 1.7 billion in fourth quarter 2009. For International wealth management, net new money outflows improved considerably to CHF 6.8 billion from CHF 31.2 billion.

Invested assets
Invested assets stood at CHF 827 billion on 31 March 2010, an increase of CHF 2 billion from 31 December 2009, as net new money outflows were more than offset by higher equity markets as well as proceeds from interest and dividends.

Gross margin on invested assets
The gross margin on invested assets for Wealth Management improved to 93 basis points, an improvement of 5 basis points compared with 88 basis points. This excludes valuation adjustments on a property fund. The recurring income margin increased 3 basis points to 67 basis points reflecting early results of strategic initiatives implemented to increase gross margin. The non-recurring income margin was up 2 basis points to 26 basis points.

Personnel

Wealth Management employed 15,365 personnel on 31 March 2010, down 43 from 15,408 on 31 December 2009. The decrease reflects reductions due to attrition and the continued effect of last year’s restructuring measures, partially offset by additional head-count allocated from the Corporate Center.

The number of client advisors declined by 148, or 3%, to 4,138 as the late stages of the 2009 adjustments to client-facing staffing levels resulted in departures and as some client advisors left voluntarily.

Results: 1Q10 vs 1Q09

Pre-tax profit increased 9% to CHF 696 million from CHF 636 million. This improvement was due to a 5% reduction in operating expenses, resulting mainly from lower personnel expenses reflecting reduced headcount.

Total operating income at CHF 1,904 million was virtually unchanged from CHF 1,903 million in first quarter 2009.
Net credit loss recoveries were CHF 1 million compared with net credit loss expenses of CHF 54 million as first quarter 2010 saw no major credit events.
Operating expenses were reduced by 5% as a result of cost-cutting measures taken in 2009. Personnel expenses decreased 8% to CHF 782 million, reflecting a 14% reduction in personnel levels. Non-personnel expenses were slightly up at CHF 427 million from CHF 421 million. First quarter 2010 operating expenses included the abovementioned additional costs and headcount allocations from the Corporate Center.

UBS business divisions

Retail & Corporate

Pre-tax profit increased 7% to CHF 465 million in first quarter 2010 from CHF 435 million in fourth quarter 2009. Continued interest margin pressure was more than offset by increased fees, lower credit loss expenses as well as the effects of ongoing cost-cutting measures.

Business unit reporting

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Interest income	604	668	683	(10)	(12)

Non-interest income	372	352	371	6	0

Income	976	1,020	1,054	(4)	(7)

Credit loss (expense) / recovery	2	(51)	(65)

Total operating income	978	968	989	1	(1)

Personnel expenses	409	412	431	(1)	(5)

General and administrative expenses	196	232	190	(16)	3

Services (to) / from other business divisions	(130)	(159)	(103)	18	(26)

Depreciation of property and equipment	37	49	28	(24)	32

Total operating expenses	512	533	547	(4)	(6)

Business unit performance before tax	465	435	442	7	5

Key performance indicators[1]

Pre-tax profit growth (%)	6.9	20.2	(36.9)

Cost / income ratio (%)	52.5	52.3	51.9

Net new money (CHF billion)[2]	(0.2)	(0.3)	(1.1)

Impaired lending portfolio as a % of total lending portfolio, gross	1.1	1.1	1.1	0	0

Additional information

Average attributed equity (CHF billion)[3]	4.6	4.6	4.6	0	0

Return on attributed equity (RoaE) (%)	40.4	35.4	38.4

BIS risk-weighted assets (CHF billion)	30.1	30.8	34.9	(2)	(14)

Return on risk-weighted assets, gross (%)	12.8	12.3	11.7

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Invested assets (CHF billion)	136	135	124	1	10

Client assets (CHF billion)	861	840	667	3	29

Personnel (full-time equivalents)	12,187	12,140	12,697	0	(4)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about UBS’s equity attribution framework.

Wealth Management & Swiss Bank

Results: 1Q10 vs 4Q09

Operating income
Total operating income increased 1% to CHF 978 million compared with CHF 968 million. Interest income declined to CHF 604 million from CHF 668 million due to lower treasury-related interest revenues and reduced interest income as low market interest rates continued to exert downward pressure on deposit interest margins. Non-interest income was CHF 372 million, up from CHF 352 million in the prior quarter.

Net credit loss recoveries were CHF 2 million compared with credit loss expenses of CHF 51 million.
è	Refer to the “Risk management” section of this report for more information on credit risk

Operating expenses
Operating expenses were reduced by 4% to CHF 512 million from CHF 533 million.

Personnel expenses were reduced by 1% to CHF 409 million due to higher pension fund credits, which were partly offset by higher accruals for variable compensation.
General and administrative expenses were reduced by CHF 36 million to CHF 196 million partly reflecting lower provisions.
Net charges to other businesses decreased by CHF 29 million to CHF 130 million.
First quarter 2010 includes incremental Corporate Center charges. If this allocation methodology had been applied in 2009, the fourth quarter operating expenses would have been an estimated CHF 24 million higher and performance before tax correspondingly lower than presented in this section.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information

Invested assets development: 1Q10 vs 4Q09

Net new money
Outflows were CHF 0.2 billion compared with CHF 0.3 billion.

Invested assets
Invested assets stood at CHF 136 billion on 31 March 2010, up CHF 1 billion from 31 December 2009, reflecting higher equity markets as well as proceeds from interest and dividends.

Personnel

Retail & Corporate employed 12,187 personnel on 31 March 2010, up 47 from 12,140 on 31 December 2009, mainly due to additional headcount allocated from the Corporate Center. This was partially offset by headcount reduction measures in line with the restructuring efforts announced in 2009.

Results: 1Q10 vs 1Q09

Pre-tax profit increased 5% to CHF 465 million from CHF 442 million reflecting a 6% drop in operating expenses resulting mainly from reduced personnel expenses due to lower headcount and higher net charges to other businesses.

Total operating income was down 1% to CHF 978 million compared with CHF 989 million, mainly due to lower interest income reflecting decreased interest margins, which particularly on the liability side, remained under pressure.
Net credit recoveries were CHF 2 million in first quarter 2010 compared with net credit loss expenses of CHF 65 million in first quarter 2009 as no major new credit events occurred in first quarter 2010. Operating expenses were reduced by 6% as a result of cost-cutting measures initiated in 2009. Personnel expenses decreased 5% to CHF 409 million reflecting a 4% reduction in personnel levels. Non-personnel expenses were reduced 11% at CHF 103 million, down from CHF 116 million in first quarter 2009 reflecting higher net charges to other business divisions. First quarter 2010 operating expenses included the abovementioned additional costs and headcount allocations from the Corporate Center.

UBS business divisions

Wealth Management Americas

Wealth Management Americas

Pre-tax profit for first quarter 2010 was CHF 15 million compared with CHF 178 million in fourth quarter 2009. The first quarter result included an increase in financial advisor deferred compensation awards and the introduction of GrowthPlus, a new compensation program for financial advisors. Additionally, the quarter was impacted by increased charges from the Corporate Center and restructuring charges related to staff reductions.

Business division reporting

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Recurring income	838	812	823	3	2

Non-recurring income	523	582	585	(10)	(11)

Income	1,361	1,394	1,408	(2)	(3)

Credit loss (expense) / recovery	0	1	1	(100)	(100)

Total operating income	1,362	1,395	1,409	(2)	(3)

Personnel expenses	1,069	946	1,105	13	(3)

General and administrative expenses	221	226	262	(2)	(16)

Services (to) / from other business divisions	(2)	(6)	(1)	67	(100)

Depreciation of property and equipment	45	37	42	22	7

Impairment of goodwill	0	0	19		(100)

Amortization of intangible assets	14	14	17	0	(18)

Total operating expenses	1,347	1,217	1,444	11	(7)

Business division performance before tax	15	178	(35)	(92)

Key performance indicators[1]

Pre-tax profit growth (%)[2]	(91.6)	61.8	N/A

Cost / income ratio (%)	99.0	87.3	102.6

Net new money (CHF billion)[3]	(7.2)	(12.0)	16.2

Gross margin on invested assets (bps)	78	81	86	(4)	(9)

Additional information

Average attributed equity (CHF billion)[4]	8.0	8.0	9.0	0	(11)

Return on attributed equity (RoaE) (%)	0.8	0.4	(1.6)

BIS risk-weighted assets (CHF billion)	23.0	22.8	24.6	1	(7)

Return on risk-weighted assets, gross (%)	23.8	23.5	21.9

Goodwill and intangible assets (CHF billion)	4.2	4.2	4.7	0	(11)

Invested assets (CHF billion)	714	690	673	3	6

Client assets (CHF billion)	768	737	711	4	8

Personnel (full-time equivalents)	16,667	16,925	20,611	(2)	(19)

Financial advisors (full-time equivalents)	6,867	7,084	8,760	(3)	(22)

Additional information (only Wealth Management US)

Net new money (CHF billion)[3]	(6.4)	(11.3)	16.6

Net new money including interest and dividend income (CHF billion)[5]	(2.1)	(6.2)	21.8

Business division reporting excluding PaineWebber acquisition costs[6]

Business division performance before tax	42	207	(6)	(80)

Cost / income ratio (%)	97.0	85.5	100.5

Average attributed equity (CHF billion)[4]	4.5	4.6	5.3	(2)	(15)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Not meaningful if either the current period or the comparison period is a loss period.   3 Excludes interest and dividend income.   4 Refer to the “Capital management” section of this report for more information about UBS’s equity attribution framework.   5 For purposes of comparison with US peers.   6 Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Wealth Management Americas

Results: 1Q10 vs 4Q09

Operating income
Total operating income decreased 2%, or CHF 33 million, to CHF 1,362 million.

Recurring income increased 3% from the fourth quarter, but decreased 1% in US dollar terms as lower interest income resulting from lower investment portfolio income in UBS Bank USA was partially offset by higher managed account fees and non-proprietary mutual fund fees due to an increase in invested assets. Recurring income was 62% of total operating income, up from 58%. Non-recurring income decreased 10% as fourth quarter 2009 was positively impacted by a CHF 35 million interest credit from the Investment Bank, resulting from a change in the UBS Bank USA investment portfolio strategy. Other factors for the decline in non-recurring income include lower internal funding related interest income and a decline in transactional revenue.

Operating expenses
Total operating expenses increased 11% to CHF 1,347 million from CHF 1,217 million, mainly due to higher personnel costs and an increase in expenses related to the shift of costs from the Corporate Center to the business divisions.

First quarter 2010 includes incremental Corporate Center charges. If this allocation methodology had been applied in 2009, the fourth quarter operating expenses would have been an estimated CHF 21 million higher and performance before tax correspondingly lower than presented in this section. Conversely, if UBS had not applied the 2010 Corporate Center cost allocation methodology in the first quarter, operating expenses would have been approximately CHF 25 million lower and performance before tax correspondingly higher than presented in this section.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information

    Personnel expenses increased 13% to CHF 1,069 million from CHF 946 million. Financial advisor compensation increased due to higher accruals for variable compensation and the introduction of the GrowthPlus program, a compensation program based on prospective revenue production and length of service with UBS. In addition, first quarter 2010 included a restructuring charge of CHF 21 million related to personnel reductions and increased charges from the Corporate Center. Variable compensation also increased from the fourth quarter, which included downward accrual adjustments. Non-personnel expenses were CHF 278 million, up 2% from the prior quarter due to higher depreciation related to the shift of costs from the Corporate Center to the business divisions, and were partly offset by lower general and administrative expenses.

Invested assets development: 1Q10 vs 4Q09

Net new money
Net new money outflows were CHF 7.2 billion compared with CHF 12.0 billion.

The Wealth Management US business net new money outflows were CHF 6.4 billion compared with CHF 11.3 billion. Though net new money remained negative, outflows related to financial advisor attrition decreased. Net new money from financial advisors with UBS for more than one year was positive for the first time since first quarter 2008.
Including interest and dividend income, the Wealth Management US business saw net new money outflows of CHF 2.1 billion compared with outflows of CHF 6.2 billion in the prior quarter.

Invested assets
Invested assets increased by CHF 24 billion to CHF 714 billion on 31 March 2010, due to positive market performance and the positive impact of currency translation effects, which were partly offset by net new money outflows.

Gross margin on invested assets
The gross margin on invested assets decreased 3 basis points to 78 basis points on 2% lower income, while average invested assets increased slightly. The non-recurring income margin was 30 basis points, down 4 basis points from the previous quarter, with 2 basis points relating to the abovementioned interest credit of CHF 35 million in the fourth quarter. The recurring income margin increased 1 basis point to 48 basis points, corresponding to a 3% increase in recurring income.

Personnel

Wealth Management Americas employed 16,667 personnel as of 31 March 2010, down 2% or 258 from 31 December 2009. The number of financial advisors decreased by 217, or 3%, to 6,867 as a result of voluntary departures and limited recruiting. Non-financial-advisor employees decreased by 41 to 9,800 due to staff reductions, partly offset by the additional allocation of personnel from the Corporate Center to the business divisions.

Results: 1Q10 vs 1Q09

Wealth Management Americas reported a pre-tax profit of CHF 15 million compared with a pre-tax loss of CHF 35 million. First quarter 2010 included the abovementioned restructuring charge of CHF 21 million, while first quarter 2009 included goodwill impairment charges of CHF 19 million related to the sale of UBS Pactual.

Operating income declined 3% due to an 11% decrease in non-recurring income that was only partly offset by a 2% increase in recurring income. In US dollar terms, operating income in-

UBS business divisions

creased 6% due to a 12% rise in recurring income, corresponding to a 13% increase in average invested assets. Non-recurring income declined 2% in US dollar terms, mainly due to a decline in municipal trading income, and was partly offset by higher commission income.

Operating expenses declined 7% due to a 3% decrease in personnel expenses and an 18% decline in non-personnel expenses. In US dollar terms, operating expenses increased 2%. On this basis, personnel costs increased 6% due to higher financial advisor-related compensation on higher revenue levels and the introduction of the abovementioned GrowthPlus program. Additionally, personnel costs increased due to increased costs related to the recruitment of financial advisors, increased charges from the Corporate Center, and the restructuring charge of CHF 21 million, partly offset by lower salaries and other personnel costs as a result of restructuring initiatives implemented in 2009 and continuing through first quarter 2010. Non-personnel costs declined 10% in US dollar terms due to the absence of goodwill impairment charges and lower general and administrative costs reflecting cost-cutting measures, partly offset by higher depreciation costs related to the shift of expenses from the Corporate Center to the business divisions. First quarter 2010 operating expenses included the abovementioned additional costs and headcount allocations from the Corporate Center.

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 137 million in first quarter 2010 compared with CHF 284 million in fourth quarter 2009, mainly as the fourth quarter results reflected the decision to increase the proportion of 2009 variable compensation to be deferred and amortized over the vesting period of the awards, which led to reduced year-end compensation accruals.

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Net management fees[1]	473	487	471	(3)	0

Performance fees	49	50	31	(2)	58

Total operating income	521	537	502	(3)	4

Personnel expenses	279	139	231	101	21

General and administrative expenses	94	93	103	1	(9)

Services (to) / from other business divisions	(1)	7	23

Depreciation of property and equipment	11	11	8	0	38

Impairment of goodwill	0	0	191		(100)

Amortization of intangible assets	2	2	6	0	(67)

Total operating expenses	385	253	561	52	(31)

Business division performance before tax	137	284	(59)	(52)

Key performance indicators[2]

Pre-tax profit growth (%)	(51.8)	118.5	N/A

Cost / income ratio (%)	73.9	47.1	111.8

Information by business line

Income

Traditional investments	325	319	328	2	(1)

Alternative and quantitative investments	92	97	80	(5)	15

Global real estate	48	60	42	(20)	14

Infrastructure	3	4	5	(25)	(40)

Fund services	53	56	47	(5)	13

Total operating income	521	537	502	(3)	4

Gross margin on invested assets (bps)

Traditional investments	26	25	27	4	(4)

Alternative and quantitative investments	94	98	80	(4)	18

Global real estate	50	63	42	(21)	19

Infrastructure	109	148	173	(26)	(37)

Total gross margin	36	37	35	(3)	3

Net new money (CHF billion)[3]

Traditional investments	(1.0)	(13.2)	(3.2)

Alternative and quantitative investments	(2.4)	0.9	(4.7)

Global real estate	0.7	1.3	0.1

Infrastructure	0.1	0.0	0.1

Total net new money	(2.6)	(11.0)	(7.7)

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding cost and other items that are not performance fees.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   3 Excludes interest and dividend income.

UBS business divisions

Business division reporting (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Invested assets (CHF billion)

Traditional investments	513	502	495	2	4

Alternative and quantitative investments	38	41	40	(7)	(5)

Global real estate	38	39	40	(3)	(5)

Infrastructure	1	1	1	0	0

Total invested assets	590	583	576	1	2

Assets under administration by fund services

Assets under administration (CHF billion)[1]	413	406	398	2	4

Net new assets under administration (CHF billion)[2]	(0.5)	(14.0)	(27.0)

Gross margin on assets under administration (bps)	5	5	5	0	0

Additional information

Average attributed equity (CHF billion)[3]	2.5	2.5	3.0	0	(17)

Return on attributed equity (RoaE) (%)	21.9	15.9	(7.9)

BIS risk-weighted assets (CHF billion)	3.7	4.1	6.4	(10)	(42)

Return on risk-weighted assets, gross (%)	53.4	37.7	27.0

Goodwill and intangible assets (CHF billion)	1.7	1.7	2.1	0	(19)

Personnel (full-time equivalents)	3,521	3,471	3,867	1	(9)

1 This new measure is disclosed by UBS for the first time from first quarter 2010 onwards to provide a more in-depth understanding of the drivers of profitability of Global Asset Management’s diversified business and includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.   2 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund defection.   3 Refer to the “Capital management” section of this report for more information about UBS’s equity attribution framework.

Results: 1Q10 vs 4Q09

Operating income
Total operating income was CHF 521 million compared with CHF 537 million, due to lower transaction fees in global real estate. Other management fees and performance fees were mostly unchanged.

Operating expenses
Total operating expenses were CHF 385 million compared with CHF 253 million. Personnel expenses were CHF 279 million compared with CHF 139 million. Fourth quarter 2009 personnel expenses reflected the decision to increase the proportion of 2009 variable compensation to be deferred and amortized over the vesting period of the awards, which led to reduced year-end compensation accruals. First quarter 2010 included an additional allocation of Corporate Center personnel providing shared services and performing control functions. General and administrative expenses were CHF 94 million, nearly in line with the previous quarter. Services (to) / from other business divisions decreased by CHF 8 million reflecting a reclassification of some shared services charged by the Corporate Center to direct costs.

First quarter 2010 includes incremental Corporate Center charges. If this allocation methodology had been applied in 2009, the fourth quarter operating expenses would have been an esti-

mated CHF 11 million higher and performance before tax correspondingly lower than presented.

è	Refer to the “Accounting and reporting structure changes” section of this report for more information

Net new money
Net inflows from third parties of CHF 2.1 billion were more than offset by net outflows of CHF 4.7 billion from clients of UBS’s wealth management businesses. Total net new money outflows decreased to CHF 2.6 billion from CHF 11.0 billion.

Some of the inflows and outflows relating to clients of UBS’s wealth management businesses are also reported as net new money for the Wealth Management & Swiss Bank and Wealth Management Americas business divisions.
Excluding money market flows, net new money outflows decreased to CHF 1.6 billion from CHF 5.7 billion.

Invested assets
Invested assets were CHF 590 billion on 31 March 2010, an increase of CHF 7 billion from 31 December 2009 at CHF 583 billion, due to positive market performance and currency effects which were partly offset by net new money outflows.

Gross margin
The total gross margin was 36 basis points compared with 37 basis points.

Global Asset Management

Results by business line: 1Q10 vs 4Q09

Traditional investments
Revenues were CHF 325 million compared with CHF 319 million, mainly due to lower loss provisions and slightly higher performance fees. The gross margin was 26 basis points compared with 25 basis points.

Net new money outflows substantially decreased to CHF 1.0 billion compared with net outflows of CHF 13.2 billion. Excluding money market flows, net new money was flat for the quarter. Fixed income saw inflows of CHF 4.4 billion compared with a flat prior quarter, mainly into Swiss passive bonds and emerging markets debt. Multi-asset outflows were CHF 3.2 billion, particularly from dynamic alpha strategies and UK balanced mandates. Equities saw outflows of CHF 1.1 billion, mainly from global and Swiss passive and US enhanced index mandates that were partly offset by inflows into Japanese passive and global emerging markets strategies.
Invested assets were CHF 513 billion on 31 March 2010 compared with CHF 502 billion on 31 December 2009 due to positive market performance and currency effects that were partly offset by net new money outflows.

Alternative and quantitative investments
Revenues were CHF 92 million compared with CHF 97 million due to both lower net management fees and lower performance fees. The gross margin was 94 basis points compared with 98 basis points.

Net new money outflows were CHF 2.4 billion compared with net inflows of CHF 0.9 billion, due to outflows mainly from multi-manager products and, to a lesser extent, from single manager funds. Invested assets were CHF 38 billion on 31 March 2010 compared with CHF 41 billion on 31 December 2009 due to net new money outflows and negative market performance that were partly offset by positive currency effects.

Global real estate
Revenues were CHF 48 million compared with CHF 60 million due to lower transaction fees and a co-investment loss provision. The gross margin was 50 basis points compared with 63 basis points.

Net new money inflows were CHF 0.7 billion compared with net inflows of CHF 1.3 billion. First quarter 2010 inflows were mainly into the flagship US direct real estate fund. Invested assets were CHF 38 billion compared with CHF 39 billion due to negative market performance and currency effects that were partly offset by net new money inflows.

Infrastructure
Revenues were CHF 3 million compared with CHF 4 million as the prior quarter included a non-recurring fee adjustment.

Net new money inflows were CHF 0.1 billion into the flagship direct investment infrastructure fund. Invested assets, at CHF 1 billion, were unchanged.

Fund services
Revenues were CHF 53 million compared with CHF 56 million, mainly due to slightly lower interest income and administration fees. The gross margin on assets under administration was 5 basis points, in line with the prior quarter.

Net new assets under administration outflows were CHF 0.5 billion compared with outflows of CHF 14.0 billion. Total assets under administration were CHF 413 billion compared with CHF 406 billion due to positive market performance and currency effects.

Personnel

The number of personnel on 31 March 2010 was 3,521, a 1% increase from 3,471 on 31 December 2009. This increase reflected the abovementioned additional personnel allocation from the Corporate Center.

UBS business divisions

Results: 1Q10 vs 1Q09

Pre-tax profit was CHF 137 million compared with a loss of CHF 59 million in first quarter 2009, which reflected a CHF 191 million goodwill impairment charge related to the sale of UBS Pactual. Excluding this charge, pre-tax profit would have increased by CHF 5 million. Total operating income was CHF 521 million compared with CHF 502 million due to higher performance fees and lower operational losses. Traditional investments revenues at CHF 325 million were down CHF 3 million from first quarter 2009. Alternative and quantitative investments revenues were CHF 92 million compared with CHF 80 million due to higher performance fees. Global real estate revenues were CHF 48 million compared with CHF 42 million due to lower co-investment loss provisions. Infrastructure revenues were CHF 3 million compared with CHF 5 million. Fund services revenues were CHF 53 million compared with CHF 47 million.

Total operating expenses were CHF 385 million compared with CHF 561 million. Excluding the abovementioned goodwill impairment charge, operating expenses would have increased by CHF 15 million. The benefits from cost-saving initiatives were more than offset by higher accruals for variable compensation and additional cost allocations from the Corporate Center as described above.

Investment performance – key composites

The table below represents approximately 30% of Global Asset Management’s CHF 339 billion actively managed traditional investments invested assets on 31 March 2010. This figures excludes CHF 112 billion in money market funds, CHF 62 billion in passively managed investments and CHF 77 billion in alternative and quantitative investments, global real estate and infrastructure.

Annualized
	3 months	1 year	3 years	5 years

Australian Equity Composite vs S&P / ASX 300 Accumulation Index	–	+	+	+

Canadian Equity Composite vs TSE Total Return Index	+	–	+	+

Emerging Equity Composite vs Emerging Markets Equity Index	–	+	+	+

Global Equity Composite vs MSCI World Equity (Free) Index	=	+	+	+

Pan European Composite vs MSCI Europe Free Index	+	+	+	+

Swiss Equity Composite vs SPI (Total Return) Index	+	+	+	+

US Large Cap Equity Composite vs Russell 1000 Index	+	+	–	–

Global Equity Ex-US Growth Composite vs MSCI EAFE (Free) Index	–	–	+	+

US Large Cap Select Growth Equity Composite vs Russell 1000 Growth Index	–	+	+	+

EUR Aggregate Bonds Composite vs Barclays Capital Euro Aggregate 500mio+ Index	+	+	+	+

Global Bond Composite vs Citigroup World Government Bond Index	+	+	+	=

Global Securities Composite vs Global Securities Markets Index	+	+	–	–

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis to 31 December 2008.

Investment Bank

Investment Bank

The pre-tax profit was CHF 1,190 million in first quarter 2010 compared with CHF 297 million in fourth quarter 2009. This improvement was largely due to a strong performance in the fixed income, currencies and commodities business.

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Investment banking	604	746	304	(19)	99

Advisory revenues	208	233	215	(11)	(3)

Capital market revenues	475	590	482	(19)	(1)

Equities	262	405	264	(35)	(1)

Fixed income, currencies and commodities	213	185	218	15	(2)

Other fee income and risk management	(78)	(76)	(393)	(3)	80

Securities	3,420	1,445	(599)	137

Equities	1,255	948	1,371	32	(8)

Fixed income, currencies and commodities	2,165	496	(1,970)	336

Total income	4,024	2,191	(295)	84

Credit loss (expense) / recovery[1]	112	(70)	(1,017)

Total operating income excluding own credit	4,136	2,121	(1,312)	95

Own credit[2]	(247)	(24)	651	(929)

Total operating income as reported	3,889	2,097	(661)	85

Personnel expenses	1,993	1,020	1,241	95	61

General and administrative expenses	601	653	719	(8)	(16)

Services (to) / from other business divisions	22	15	29	47	(24)

Depreciation of property and equipment	75	100	72	(25)	4

Impairment of goodwill	0	0	421		(100)

Amortization of intangible assets	9	12	19	(25)	(53)

Total operating expenses	2,699	1,800	2,501	50	8

Business division performance before tax	1,190	297	(3,162)	301

Key performance indicators[3]

Pre-tax profit growth (%)[4]	300.7	N/A	N/A

Cost / income ratio (%)[5]	71.5	83.1	N/A

Return on attributed equity (RoaE) (%)	19.8	(24.1)	(45.2)

Return on assets, gross (%)	1.5	0.4	0.1

Average VaR (1-day, 95% confidence, 5 years of historical data)	52	51	59	2	(12)

1 Includes CHF 63 million in credit loss recoveries for 1Q10 and CHF 30 million in credit loss expenses for 4Q09 from impairment charges on reclassified financial instruments.   2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held at 31 March 2010 amounts to CHF 0.7 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on UBS’s balance sheet. Refer to “Note 11 Fair value of financial instruments” in the “Financial information” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Neither the cost / income nor the compensation ratio are meaningful if revenues are negative.

UBS business divisions

Business division reporting (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Additional information

Total assets (CHF billion)[1]	990.1	992.0	1,535.3	0	(36)

Average attributed equity (CHF billion)[2]	24.0	24.0	28.0	0	(14)

BIS risk-weighted assets (CHF billion)	124.6	122.4	184.5	2	(32)

Return on risk-weighted assets, gross (%)	12.2	3.1	0.7

Goodwill and intangible assets (CHF billion)	3.6	3.5	4.4	3	(18)

Compensation ratio (%)[3]	52.8	47.1	N/A

Impaired lending portfolio as a % of total lending portfolio, gross	3.3	3.8	4.0

Personnel (full-time equivalents)	16,373	15,666	18,029	5	(9)

1 Based on third-party view, i.e. without intercompany balances.   2 Refer to the “Capital management” section of this report for more information about UBS’s equity attribution framework.   3 Neither the cost / income nor the compensation ratio are meaningful if revenues are negative.

Results: 1Q10 vs 4Q09

Operating income
Total operating income was CHF 3,889 million compared with CHF 2,097 million. Increased revenues from the fixed income, currencies and commodities (FICC) and equities businesses, and a recovery in credit loss, were partly offset by a decrease in net revenues in the investment banking department and higher own credit losses on financial liabilities designated at fair value.

Credit loss expense / recovery
Net credit loss recovery was CHF 112 million, compared with a net credit loss expense of CHF 70 million. This was primarily due to recoveries on certain of our legacy leveraged finance and receivables-backed loan positions, which more than offset credit losses on our portfolio of reclassified securities.

è	Refer to the “Risk management” section of this report for more information on credit risk

Own credit
The own credit loss on financial liabilities designated at fair value was CHF 247 million. In the prior quarter, we recorded an own credit loss of CHF 24 million. The discounting method used to calculate own credit was adjusted in first quarter 2010, which accounted for CHF 133 million of the losses.

è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business segment

Investment banking
Total revenues decreased 19% to CHF 604 million from CHF 746 million, as the fee pool decreased due to less client activity compared with the seasonally strong fourth quarter. Advisory revenues were down 11% to CHF 208 million, as subdued merger and acquisition activity in prior periods impacted revenues in first quarter 2010. Capital markets revenues were down 19% to CHF 475 million, as a 15% increase in fixed income capital markets was more than offset by a 35% decrease in equity capital markets from a strong fourth quarter. Other fee income and risk management revenues were negative CHF 78 million compared with negative CHF 76 million.

Securities
Securities revenues were CHF 3,420 million up 137% compared with CHF 1,445 million.

Equities
Revenues increased 32% to CHF 1,255 million from CHF 948 million.

Increased cash revenues of CHF 484 million, were driven by higher commission income and stronger trading revenues.
Derivatives and equity-linked revenues increased to CHF 491 million. Derivatives revenues were up in all regions with Asia and Europe benefiting from stronger structured products revenues. Equity-linked revenues increased due to strong trading performance and increased client flow.
In the prime services business (comprising prime brokerage and clearing services) revenues were CHF 231 million, marginally down. Higher income in exchange-traded derivatives was offset by declines in prime brokerage revenues, as further spread compression offset increases in client balances.
Other equities revenues, including proprietary trading, improved to CHF 49 million, from the previous quarter.

Fixed income, currencies and commodities
FICC revenues increased significantly to CHF 2,165 million from CHF 496 million, as performance improved across all businesses.

The credit business continued to improve, recording revenues of CHF 752 million, significantly higher than the previous quarter. A stronger market demand for credit products combined with the successful rebuilding of the platform, delivered encouraging results across all products. Flow trading in Europe benefited from

Investment Bank

good client volumes, and in the US, strong trading activity both in performing and distressed assets led to an improved performance. Structured credit also performed well, partly driven by restructuring trades.

In macro, revenues nearly doubled to CHF 922 million despite continued difficult market conditions. Revenues improved slightly in foreign exchange and money markets as an increase in volumes offset a compression in spreads driven by lower volatility. In Rates, revenues improved, with an increase in client flow and positioning revenues, against a generally slow market environment.
Emerging markets revenues improved in all regions to CHF 241 million, especially in Europe and Latin America. A liquidity-driven rally at the beginning of the year generated increased client revenues, but more challenging conditions, stemming in part from concerns surrounding Greece, led to more risk aversion and lower flow, later in the quarter.
Residual risk positions continued to be reduced in the quarter, and produced positive revenues. Most of this (CHF 0.3 billion) related to the release of credit valuation adjustments (CVA) on monolines as spreads tightened.

Operating expenses
Total operating expenses were CHF 2,699 million compared with CHF 1,800 million.

Personnel expenses were CHF 1,993 million compared with CHF 1,020 million. Fourth quarter 2009 personnel expenses reflected the decision to increase the proportion of 2009 variable compensation to be deferred and amortized over the vesting period of the awards, which led to reduced year-end compensation accruals. First quarter 2010 included an additional allocation of Corporate Center personnel providing shared services and performing control functions.
First quarter 2010 includes incremental Corporate Center charges. If this allocation methodology had been applied in 2009, the fourth quarter operating expenses would have been an esti-

mated CHF 72 million higher and performance before tax correspondingly lower than presented.

è	Refer to the “Accounting and reporting structure changes” section of this report for more information

General and administrative expenses decreased 8% to CHF 601 million, reflecting seasonality in travel and entertainment and professional fees as well as lower levels of litigation provisions compared to the prior quarter. In addition, fourth quarter 2009 expenses included real estate restructuring costs.

Personnel

The Investment Bank employed 16,373 personnel on 31 March 2010, a 5% increase from 15,666 on 31 December 2009, mainly due to the abovementioned additional allocation of personnel from the Corporate Center.

Results: 1Q10 vs 1Q09

The pre-tax profit was positive CHF 1,190 million in first quarter 2010 compared with negative CHF 3,162 million in first quarter 2009. The change was due to a significant improvement in operating income mainly due to reduced losses on residual risk positions. Total operating income was CHF 3,889 million compared with negative CHF 661 million as fixed income, currencies and commodities and investment banking revenues increased, and were only partially offset by a small decrease in equities business, mainly due to lower market activity. Total operating expenses increased 8% to CHF 2,699 million from CHF 2,501 million, mainly due to an increase in personnel expenses. First quarter 2010 operating expenses included the abovementioned additional costs and headcount allocations from the Corporate Center. First quarter 2009 included a goodwill impairment charge of CHF 421 million related to the sale of UBS Pactual.

Risk and treasury management

Management report

Risk management and control

Risk management and control

Overall, our risk profile did not materially change during the quarter, though we continued to reduce our residual risk exposures in the Investment Bank.

Our risk management and control framework is described in the “Risk and treasury management” section of our Annual Report 2009 including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.

Credit risk

The tables in this section provide an update on our credit risk exposures on 31 March 2010, including details of our allowances and provisions for credit losses and the composition and credit quality of our key lending portfolios in our Wealth Management & Swiss Bank and Investment Bank business divisions.

è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in first quarter 2010

Gross lending portfolio and impairments
The credit risk exposures reported in the table below represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross lending portfolio. This comprises the balance sheet line items Due from banks and Loans. The

Allowances and provisions for credit losses
CHF million	Wealth Management & Swiss Bank
	Wealth Management		Retail & Corporate		Total
As of	31.3.10	31.12.09	31.3.10	31.12.09	31.3.10	31.12.09

Due from banks	402	423	2,164	2,260	2,566	2,683

Loans	63,874	61,935	135,225	135,244	199,099	197,178

of which: related to reclassified securities[2]

Total lending portfolio, gross[3]	64,275	62,358	137,389	137,503	201,665	199,861

Allowances for credit losses	(163)	(167)	(824)	(867)	(986)	(1,034)

of which: related to reclassified securities

Total lending portfolio, net[4]	64,113	62,191	136,566	136,636	200,679	198,827

Impaired lending portfolio, gross[5]	256	295	1,452	1,510	1,708	1,805

of which: related to reclassified securities

Estimated liquidation proceeds of collateral for impaired loans	(119)	(141)	(385)	(390)	(504)	(530)

of which: related to reclassified securities

Impaired lending portfolio, net of collateral	137	155	1,067	1,120	1,204	1,275

Allocated allowances for impaired lending portfolio	157	165	780	820	938	984

Other allowances and provisions	5	2	43	47	48	49

Total allowances and provisions for credit losses in lending portfolio	163	167	824	867	986	1,034

Allowances and provisions for credit losses outside of lending portfolio	0	0	17	19	17	19

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.3	0.3	0.6	0.6	0.5	0.5

Impaired lending portfolio as a % of total lending portfolio, gross	0.4	0.5	1.1	1.1	0.8	0.9

Impaired lending portfolio excluding reclassified securities as a % of total lending portfolio, gross excluding reclassified securities

Allocated allowances as a % of impaired lending portfolio, gross	61.3	55.9	53.7	54.3	54.9	54.5

Allocated allowances as a % of impaired lending portfolio, net of collateral	114.6	106.5	73.1	73.2	77.9	77.2

1 Includes Global Asset Management and Treasury activities and other corporate items.   2 This excludes reclassified loan underwriting positions with a value of CHF 1,583 million (31.12.09: CHF 1,789 million), which are included in the risk view of loan exposures.   3 Excludes loans designated at fair value, but includes margin accounts for exchange-traded derivatives transactions, cash collateral delivered for OTC derivatives and cash current accounts from prime brokerage (cash leg) of total CHF 66,859 million (of which Due from banks: CHF 27,642 million, of which Loans: CHF 39,217 million) (31.12.09: CHF 70,121 million of which Due from banks: CHF 29,770 million, of which Loans: CHF 40,351 million).   4 Reconciles to the balance sheet carrying values of Due from banks and Loans, which are reported net of allowances for credit losses.   5 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.

Risk and treasury management

table also shows the IFRS reported allowances for credit losses and impairments as well as UBS’s impaired lending portfolio. Our gross lending portfolio was CHF 354 billion on 31 March 2010, down slightly from CHF 356 billion on 31 December 2009.

Our gross impaired lending portfolio was CHF 5,876 million at the end of first quarter 2010 compared with CHF 6,865 million at the prior quarter-end. The ratio of the impaired lending portfolio to total gross lending portfolio improved to 1.7% on 31 March 2010 from 1.9% on 31 December 2009. Excluding reclassified securities, the ratio decreased to 1.4% at the end of first quarter 2010 from 1.7% at the end of fourth quarter 2009.
The total gross lending portfolio in the Investment Bank was CHF 128 billion at 31 March 2010, down from CHF 133 billion on 31 December 2009. The Investment Bank held in its lending portfolio CHF 6.3 billion at net carrying value of assets on which protection was purchased from monolines (CHF 6.5 billion at 31 December 2009) and CHF 2.1 billion at net carrying value of US commercial real estate positions (CHF 2.5 billion at 31 December 2009), following their reclassification to Loans and receivables from Held for trading in fourth quarter 2008.

è	Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities

è	Refer to the “Risk concentrations” section of this report for more information on our exposures to monoline insurers

The Investment Bank’s gross impaired lending portfolio decreased by approximately 18% to CHF 4,164 million on 31 March 2010 compared to CHF 5,056 million on 31 December 2009 primarily due to sales of certain legacy leveraged finance and receivables-backed loan positions.

In Wealth Management & Swiss Bank, the gross lending portfolio was CHF 202 billion on 31 March 2010, compared with CHF 200 billion on 31 December 2009. The gross impaired lending portfolio decreased to CHF 1,708 million on 31 March 2010 compared with CHF 1,805 million on 31 December 2009.

Wealth Management Americas		Investment Bank		Others[1]		UBS

31.3.10	31.12.09	31.3.10	31.12.09	31.3.10	31.12.09	31.3.10	31.12.09

1,145	1,074	41,606	42,568	327	282	45,645	46,606

22,641	21,496	86,004	90,700	142	101	307,886	309,475

		17,804	19,255			17,804	19,255

23,786	22,569	127,610	133,268	469	383	353,530	356,081

(4)	(4)	(999)	(1,642)	0	0	(1,990)	(2,680)

		(183)	(162)			(183)	(162)

23,782	22,566	126,611	131,625	469	383	351,541	353,402

4	4	4,164	5,056	0	0	5,876	6,865

		1,332	1,090			1,332	1,090

0	0	(1,391)	(1,670)	0	0	(1,895)	(2,200)

		(1,181)	(958)			(1,181)	(958)

4	4	2,773	3,386	0	0	3,981	4,665

4	4	999	1,642	0	0	1,941	2,630

0	0	0	0	0	0	48	49

4	4	999	1,642	0	0	1,990	2,680

0	0	115	117	5	5	138	141

0.0	0.0	0.8	1.2	0.0	0.0	0.6	0.8

0.0	0.0	3.3	3.8	0.0	0.0	1.7	1.9

		2.6	3.5			1.4	1.7

100.0	100.0	24.0	32.5	0.0	0.0	33.0	38.3

100.0	100.0	36.0	48.5	0.0	0.0	48.8	56.3

Risk management and control

Wealth Management & Swiss Bank – lending portfolio
The first table on the next page shows the composition of the lending portfolio for Wealth Management & Swiss Bank as detailed in the “Allowances and provisions for credit losses” table, including both Due from banks and Loans.

Overall, the composition of Wealth Management & Swiss Bank’s lending portfolio remained stable over the quarter. On 31 March 2010, over 90% of the portfolio was secured by collateral. Almost half of the unsecured loan portfolio was rated investment grade and approximately 60% related to cash flow-based lending to corporate counterparties. In addition, over 20% of our unsecured loans related to lending to central or local governments.

Investment Bank – banking products
The second and third tables on the next page show the composition and credit quality of the Investment Bank’s banking products portfolio based on our internal management view of credit risk.

The second table provides a bridge from the total banking products portfolio (loans, contingent claims and undrawn irrevocable credit facilities) according to IFRS to the internal management view of banking products exposure to corporates and other non-banks, gross and net of credit hedges. The third table provides a breakdown of the rating and loss given default profile of this portfolio, with additional detail provided on the sub-investment grade component.
The net banking products exposure after credit hedges increased to CHF 43.8 billion at the end of first quarter 2010 from CHF 41.3 billion on 31 December 2009. Approximately 64% of the net banking products exposures after the application of cred-

it hedges are classified as investment grade. The vast majority of sub-investment grade exposures have a loss given default of 0–50%.

Loss given default is determined based on our estimation of the likely recovery rate of any defaulted claims. Recovery rates are dependent upon the type of counterparty in addition to any credit mitigation such as collateral held.
Included in the Investment Bank’s total net banking products exposure to corporates and other non-banks is our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management, Inc. As of 31 March 2010, the loan had an outstanding balance of USD 6.7 billion (USD 7.1 billion on 31 December 2009) taking into account amounts held in escrow. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 31 March 2010 was USD 15.3 billion. By notional balance, this portfolio was comprised primarily of Alt-A (53%) and sub-prime (32%) credit grades. In terms of priority, the portfolio was dominated by senior positions (93%).
We closely monitor the RMBS fund and its performance, particularly to determine if deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards and also to assess whether the loan to the RMBS fund has been impaired. Developments through first quarter 2010 have not altered our conclusion that the loan is not impaired and that consolidation is not required.
è	Refer to the “Risk and treasury management” section of our Annual Report 2009 for more information on our loan to the RMBS Opportunities Master Fund, LP

Risk and treasury management

Wealth Management & Swiss Bank: composition of lending portfolio, gross
CHF million	31.3.10		31.12.09

Secured by residential property	122,504	60.7%	122,106	61.1%

Secured by commercial / industrial property	20,690	10.3%	20,378	10.2%

Secured by securities	40,603	20.1%	39,136	19.6%

Lending to banks	2,566	1.3%	2,683	1.3%

Unsecured loans	15,302	7.6%	15,558	7.8%

Total lending portfolio, gross	201,665	100.0%	199,861	100.0%

Total lending portfolio, net[1]	200,574		198,714

1 Net of allowances and credit hedges.

Investment Bank: net banking products exposure to corporates and other non-banks
CHF million	31.3.10	31.12.09

Loans	86,004	90,700

Contingent claims and undrawn irrevocable credit facilities	57,639	56,228

Total (IFRS view)	143,643	146,928

less: internal risk adjustments margin accounts, cash collateral posted, other[1]	(35,557)	(36,455)

less: internal risk adjustments reclassified securities[2]	(17,804)	(19,255)

less: internal risk adjustments acquired auction rate securities	(7,943)	(7,982)

less: internal risk adjustments traded loan commitments and funded risk participations	(1,841)	(1,152)

Gross banking products exposure	80,498	82,084

less: specific allowances for credit losses and loan loss provisions[3]	(845)	(1,520)

Net banking products exposure	79,653	80,564

less: credit protection bought (credit default swaps)	(35,847)	(39,314)

Net banking products exposure to corporates and other non-banks, after application of credit hedges	43,806	41,250

1 Includes margin accounts for exchange-traded derivatives transactions, cash collateral posted by UBS against negative replacement values for OTC derivatives, cash / current accounts from prime brokerage (cash legs) and valuation differences caused by a different exposure treatment in Risk Control than in IFRS.   2 Includes reclassified auction rate securities in the amount of CHF 7.3 billion (31.12.09: CHF 8.2 billion).   3 Does not include allowances for reclassified securities, and includes provisions for contingent claims and undrawn irrevocable credit facilities.

Investment Bank: distribution of net banking products exposure to corporate and other non-banks, across UBS internal rating and loss given default buckets

CHF million			31.3.10						31.12.09
	Moody's			Loss given default (LGD) buckets
	Investors	Standard &						Weighted		Weighted
	Services	Poor's						average		average
UBS internal rating	equivalent	equivalent	Exposure	0-25%	26-50%	51-75%	76-100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa–Baa3	AAA–BBB–	27,848	10,257	11,771	3,091	2,729	39	26,273	39

Sub-investment grade			15,958	7,248	5,767	2,402	541	33	14,977	34

of which: 6	Ba1	BB+	1,554	92	1,023	323	116	49	1,407	47

of which: 7	Ba2	BB	2,147	1,238	411	357	141	32	2,044	33

of which: 8	Ba2	BB	1,232	359	650	203	21	37	1,293	37

of which: 9	Ba3	BB–	1,988	806	852	252	79	36	2,151	31

of which: 10	B1	B+	2,015	800	882	303	31	33	1,486	32

of which: 11	B2	B	3,278	1,586	1,352	333	7	31	2,168	30

of which: 12	B3	B–	1,678	1,248	302	88	40	18	1,684	18

of which: 13	Caa to C	CCC to C	427	262	82	58	24	27	357	31

of which: defaulted		D	1,638	858	214	484	82	41	2,386	44

Net banking products exposure to corporates and other non-banks, after application of credit hedges			43,806	17,505	17,538	5,493	3,270	37	41,250	37

Risk management and control

Market risk

Most of our market risk comes from the Investment Bank’s trading activities. Group Treasury assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Our wealth and asset management operations also take limited market risk in support of client business.

Value at Risk
Value at Risk (VaR) is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level; and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly.
As a complement to VaR, we run macro stress scenarios bringing together various combinations of macro-economic and mar-

ket moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

The tables below show our 1-day 95% management VaR for UBS Group and the Investment Bank. The Investment Bank’s average management VaR in first quarter 2010 increased slightly to CHF 52 million compared with CHF 51 million in fourth quarter 2009. Period-end VaR was lower at CHF 43 million on 31 March 2010 compared with CHF 54 million on 31 December 2009. Credit spread risk continued to be the dominant component of our VaR.
VaR for UBS Group as a whole followed a similar pattern to Investment Bank VaR.

Backtesting
Backtesting compares 1-day 99% regulatory VaR calculated on positions at the close of each business day, with the revenues arising on those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

We did not experience any backtesting exceptions in either first quarter 2010 or fourth quarter 2009.

Risk and treasury management

UBS: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	For the quarter ended 31.3.10				For the quarter ended 31.12.09
CHF million	Min.	Max.	Average	31.3.10	Min.	Max.	Average	31.12.09

Business divisions

Investment Bank	42	61	52	43	46	59	51	54

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	2	3	3	2	2	3	3	3

Global Asset Management	0	0	0	0	0	0	0	0

Treasury activities and other corporate items	2	7	5	5	3	10	4	4

Diversification effect	[1]	[1]	(8)	(7)	[1]	[1]	(6)	(7)

Total management VaR[2,3]	42	63	52	43	46	59	52	54

Diversification effect (%)			(13)	(14)			(10)	(11)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.   3 Sensitivity information for certain significant instrument categories that are excluded from Management VaR is disclosed in Note 11b.

Investment Bank: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	For the quarter ended 31.3.10				For the quarter ended 31.12.09
CHF million	Min.	Max.	Average	31.3.10	Min.	Max.	Average	31.12.09

Risk type

Equities	11	23	17	13	14	35	21	21

Interest rates	13	24	19	19	16	29	21	23

Credit spreads	43	58	51	47	46	55	49	50

Foreign exchange	2	15	6	9	2	7	3	4

Energy, metals & commodities	2	3	2	2	2	5	3	3

Diversification effect	[1]	[1]	(43)	(47)	[1]	[1]	(46)	(47)

Total management VaR[2,3]	42	61	52	43	46	59	51	54

Diversification effect (%)			(45)	(52)			(47)	(47)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.   3 Sensitivity information for certain significant instrument categories that are excluded from Management VaR is disclosed in Note 11b.

Risk management and control

Risk concentrations

Based on our assessment of our portfolios and asset classes with potential for material loss in a stress scenario we consider most relevant to the current environment, we believe that our exposures to monoline insurers and student loan auction rate securities as shown below can be considered as risk concentrations.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those we anticipated. We are exposed to price risk, basis risk, credit spread risk and default risk, and other idiosyncratic and correlation risks on both equities and fixed income inventories. We also have price risk on our option to acquire the SNB StabFund’s equity.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information

In addition we have lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen.

è	Refer to the discussion of market risk and credit risk above and the “Risk and treasury management” section of our Annual Report 2009 for more information on the risks to which we are exposed

Exposure to monoline insurers
The vast majority of our direct exposures to monoline insurers arise from over-the-counter derivative contracts, mainly CDSs purchased to hedge specific positions. The table below shows the CDS protection bought from monoline insurers to hedge specific positions.

Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments (CVA). Changes in CVA are driven by changes in CDS fair value (which is in turn driven by changes in the fair value of the assets against which protection has been bought) and also by movements in monoline credit spreads.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial Information” section of this report for more information on CVA valuation and sensitivities

The table below shows that the fair values of the remaining assets hedged with monoline insurers increased over the period with a corresponding decrease in the fair values, of the related CDSs. On 31 March 2010, based on fair values approximately 72% of the remaining assets were collateralized loan obligations (CLOs), 22% were collateralized mortgage-backed securities and other asset backed security collateralized debt obligations (CDOs), and only 5% related to US residential mortgage-backed securities (RMBS) CDOs. The vast majority of the CLO positions were rated AA and above.

On 31 March 2010, the total fair value of CDS protection purchased from monoline insurers was USD 2.2 billion after cumulative CVAs of USD 2.5 billion. The change in the CVA reported in the table below does not equal the profit or loss associated with this portfolio in first quarter 2010 as a significant portion of the underlying assets are classified as loans and receivables for accounting purposes.
In addition to credit protection bought on the positions detailed in the table below, UBS held direct derivative exposure to monoline insurers of USD 268 million after CVAs of USD 196 million at 31 March 2010.

Exposure to monoline insurers, by rating[1]
USD million	31.3.10
				Fair value of CDSs		Fair value of CDSs
				prior to credit	Credit valuation	after credit
		Fair value of		valuation	adjustment as of	valuation
	Notional amount[3]	underlying assets		adjustment[4]	31.3.10	adjustment
	Column 1	Column 2		Column 3 (= 1–2)	Column 4	Column 5 (= 3–4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade[2]	2,341	476		1,865	1,400	465

of which: from monolines rated investment grade (BBB and above)	0	0		0	0	0

of which: from monolines rated sub-investment grade (BB and below)	2,341	476		1,865	1,400	465

Credit protection on other assets[2]	11,589	8,748	[5]	2,841	1,076	1,765

of which: from monolines rated investment grade (BBB and above)	2,339	1,924		415	74	341

of which: from monolines rated sub-investment grade (BB and below)	9,249	6,823		2,426	1,002	1,424

Total 31.3.10	13,930	9,224		4,706	2,476	2,230

Total 31.12.09	14,187	9,083		5,103	2,795	2,308

1 Excludes the benefit of credit protection purchased from unrelated third parties.    2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.   4 CDSs: credit default swaps.   5 Includes USD 5.7 billion (CHF 6.0 billion) at fair value / USD 5.8 billion (CHF 6.1 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in fourth quarter 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Risk and treasury management

Exposure to US student loan auction rate securities
We further reduced our exposure to US student loan auction rate securities (ARS) in first quarter 2010 as a result of redemptions by issuers and sales by UBS in the secondary market.

We repurchased USD 836 million at par value of student loan ARS in first quarter 2010, including approximately USD 760 million at par value of student loan ARS where we accelerated the repurchase from clients to facilitate redemptions with issuers or re-sales. Combined with other redemptions directly with clients and amortizations, this resulted in an overall decrease of USD 910 million to USD 6,907 million at par value on 31 March 2010 as part of our commitment to repurchase student loan ARS from clients as described below.
The “Client holdings: student loan auction rate securities” table shows the maximum repurchase amount at par value of student loan ARS required by various regulatory settlements entered into by UBS to date, which will occur over various time periods according to client type but no later than 2 July 2012. Approximately 92% of these student loan ARS are backed by Federal Family Education Loan Program (FFELP) guaranteed collateral, which was reinsured by the US Department of Education for not less than 97% of principal and interest. The vast major-

ity of our repurchase commitments relate to holdings of institutional clients.

Our commitment to acquire ARS from clients is a derivative instrument and accounted for at fair value through profit or loss.
è	Refer to the “Risk and treasury management” section of our Annual Report 2009 for more information on our commitment to repurchase client ARS

è	Refer to “Note 11b Valuation and sensitivity information” of this report for more information on our commitment to repurchase ARS

Our inventory of student loan ARS decreased by USD 1,072 million to USD 9,275 million at carrying value at the end of first quarter 2010 as the abovementioned redemptions, re-sales and amortizations more than offset the student loan ARS repurchased from clients in the period.

The majority (approximately 77%) of the collateral underlying UBS’s inventory of student loan ARS was backed by FFELP collateral. All of our student loan ARS positions are held as Loans and receivables and are subject to an impairment test that includes a detailed review of the quality of the underlying collateral. Impairment charges incurred on our inventory of student loan ARS in first quarter 2010 were not significant.

Client holdings: student loan auction rate securities
Buy-back period
	Par value of maximum			Par value of maximum
	required purchase	Remaining unpurchased	Holdings of	required purchase
	as of 31.3.10	holdings of private clients	Institutional clients	as of 31.12.09
USD million		period ends 4.1.11	30.6.10–2.7.12

US student loan auction rate securities	6,907	78	6,829	7,817

Student loan auction rate securities inventory
USD million	Carrying value as of 31.3.10		Carrying value as of 31.12.09

US student loan auction rate securities	9,275	[1]	10,347

1 Includes USD 6.6 billion (CHF 6.9 billion) at carrying value of student loans auction rate securities that were reclassified as Loans and receivables from Held for trading in fourth quarter 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Balance sheet

Balance sheet

After reducing our balance sheet by 33% in 2009, first quarter 2010 saw a marginal increase, mainly in cash and balances held with central banks. By quarter-end, our balance sheet stood at CHF 1,356 billion, up by CHF 16 billion compared with year-end 2009.

Assets

Product category view
In lending, a growth of cash positions over the quarter-end led to an increase in cash and balances with central banks by CHF 20 billion to CHF 41 billion. Collateral trading assets rose by CHF 7 billion to CHF 188 billion, partly due to a higher repo matched book and partly to cover increased trading liability positions. These increases were somewhat offset by a decline in financial investments available-for-sale, trading assets and derivative instrument portfolios.

Divisional view
The increase in our total assets was primarily driven by the Retail & Corporate and Wealth Management balance sheets, which together added a net CHF 19 billion to reach CHF 164 billion and CHF 104 billion, respectively, mainly due to the abovementioned excess cash placed with central banks. The balance sheet sizes of the Investment Bank (CHF 990 billion), Wealth Management Americas (CHF 52 billion), Treasury activities and other corporate items (CHF 27 billion) and Global Asset Management (CHF 19 billion) all remained relatively stable.

First quarter 2010 asset development

Balance sheet trend – assets

Risk and treasury management

Liabilities

Due to our diversified funding sources, the asset increase was funded by a range of products. Our trading short positions increased by CHF 6 billion, mainly within our prime brokerage business. Secured funding increased by CHF 5 billion, primarily due to the repo matched book increase in the Investment Bank. Furthermore, our unsecured funding grew by CHF 6 billion as increased issuances of public senior bonds and larger interbank and customer deposits were partly offset by lower net money market paper issuances, and by redemptions of privately placed debt and medium-term notes.

è	Refer to the “Liquidity and funding” section of this report for further information

Equity

Equity attributable to UBS shareholders increased by CHF 1.8 billion to CHF 42.8 billion. The increase was due to the quarterly net profit of CHF 2.2 billion, lower treasury share deductions of CHF 0.4 billion and increased net income recognized in equity (including currency) of CHF 0.4 billion. These increases were partly offset by a CHF 0.9 billion share premium reduction resulting from equity compensations.

First quarter 2010 liability development

Balance sheet trend – liabilities

Liquidity and funding

Liquidity and funding

We have maintained a strong liquidity position and continued to further improve the stability and diversity of our funding sources. First quarter 2010 saw a substantial increase in public long-term debt issued by financial institutions compared with the prior two quarters. However, market conditions, influenced by sovereign debt developments, were volatile and financial institutions’ credit spreads ended the quarter somewhat higher than at year-end.

Liquidity

We continuously track our liquidity position and asset / liability profile. This involves monitoring our contractual and modeling our behavioral maturity profiles, projecting our liquidity exposures under various stress scenarios and monitoring our secured funding capacity. The results are then factored into our overall contingency plans. The underlying assumptions in the analysis reflect the characteristics of the recent market crisis, including strong risk aversion, dislocation of the money mar-

kets and a substantial reduction of market liquidity for all but a very narrow range of asset classes. The severity of the assumptions underlying our current stress scenario analysis exceeds the worst conditions experienced during the recent financial crisis.

We seek to preserve at all times a prudent liquidity and funding profile, a balanced asset / liability profile and robust contingency planning processes. We continue to maintain a substantial multi-currency portfolio of unencumbered high-quality short-term assets.

UBS asset funding

1 Including compound debt instruments – OTC.

Risk and treasury management

Funding

We maintain a portfolio of liabilities that is broadly diversified by market, product and currency. The diversification of our portfolio remained relatively stable during the quarter (refer to the “UBS: funding by product and currency” table). We raise funds via numerous short-, medium- and long-term funding programs, which allow institutional and private clients in Europe, the US and Asia to customize their investments within UBS. These broad product offerings, and the global scope of our business activities, are primary reasons for our funding stability to date.

Our wealth management businesses continue to represent a significant, cost-efficient and reliable source of funding. These businesses contributed CHF 317 billion, or 77% of the CHF 411 billion total customer deposits shown in the “UBS asset funding” graph. While our asset gathering businesses saw a total of CHF 18 billion of net new money outflows during the first quarter, the customer cash deposits from these businesses, which is funding-relevant, were down by CHF 7 billion for the quarter (of which CHF 1 billion was attributable to currency effects).
As of 31 March 2010, our customer deposits provided 134%

coverage (unchanged from 31 December 2009) for loans of CHF 306 billion. In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received), in first quarter 2010 we borrowed CHF 110 billion less cash on a collateralized basis than we lent, thereby generating a surplus of net securities sourced.

In first quarter 2010, we sold USD 3.5 billion of senior unsecured public bonds and EUR 2.75 billion of covered bonds with an average maturity of five years. No senior or subordinated unsecured public bonds matured during the quarter. Additionally, we raised approximately CHF 0.5 billion of new medium- to long-term funds during the first quarter via the Mortgage Bond Bank of the Swiss Mortgage Institutions (almost offsetting CHF 0.6 billion of such maturities within the same fund category). We also continued to raise funds through medium-term notes and private placements. At the end of the first quarter, the total amount of our outstanding long-term debt (including financial liabilities at fair value) stood at the equivalent of CHF 196 billion, up from CHF 192 billion at year-end. Our outstanding money market paper issuance was CHF 49 billion at the end of first quarter, a CHF 3 billion reduction compared with year-end.

UBS: funding by product and currency
	All currencies		CHF		EUR		USD		Others
In %[1]	31.3.10	31.12.09	31.3.10	31.12.09	31.3.10	31.12.09	31.3.10	31.12.09	31.3.10	31.12.09

Securities lending	1.2	1.0	0.0	0.0	0.3	0.2	0.7	0.5	0.3	0.3

Repurchase agreements	8.4	8.1	1.0	1.0	1.9	1.4	4.6	4.5	0.9	1.2

Interbank	8.7	8.2	1.2	0.8	2.9	2.6	2.4	2.4	2.2	2.4

Money market paper	6.0	6.5	0.2	0.2	0.6	0.6	4.6	5.0	0.7	0.7

Retail savings / deposits	12.7	12.8	8.4	8.4	0.8	0.8	3.5	3.6	0.0	0.0

Demand deposits	23.8	23.7	5.0	4.8	4.9	5.1	10.4	10.5	3.5	3.3

Fiduciary	4.9	5.4	0.3	0.3	1.4	1.5	2.6	2.9	0.6	0.6

Time deposits	9.9	9.9	0.7	0.8	1.4	1.3	4.9	4.8	3.0	3.0

Long-term debt[2]	24.4	24.3	3.1	3.2	9.6	9.7	8.1	7.8	3.6	3.6

Total	100.0	100.0	19.7	19.4	23.9	23.4	41.8	42.0	14.7	15.2

1 As a percent of total funding sources defined as the CHF 803 billion on the balance sheet comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers and long-term debt (including financial liabilities at fair value).   2 Including financial liabilities designated at fair value.

Capital management

Capital management

The capital increase that resulted from our first quarter profit more than compensated for the marginal risk-weighted assets increase, and led to an improvement of our BIS tier 1 capital ratio to 16.0% compared with 15.4% at year-end 2009.

Capital ratios

On 31 March 2010, our BIS tier 1 capital ratio stood at 16.0% and our BIS total capital ratio was 20.0%, up from 15.4% and 19.8%, respectively, on 31 December 2009. The BIS tier 1 capital increased by CHF 1.6 billion to CHF 33.4 billion, while risk-weighted assets (RWA) increased by CHF 2.6 billion to CHF 209.1 billion.

Risk-weighted assets

To facilitate comparability, we determine published RWA according to the Basel II Capital Accord (BIS guidelines). However, the RWA calculated by UBS for supervisory purposes are based on regulations of the Swiss Financial Market Supervisory Authority (FINMA), which result in higher RWA than under the BIS guidelines.

The first quarter 2010 RWA growth was driven by CHF 3.0 billion higher market risk RWA due to an increase in our average regulatory VaR exposures and a CHF 2.9 billion increase in operational risk RWA agreed with FINMA. Credit risk RWA including non-counterparty related RWA declined by CHF 3.3 billion which included declines in derivatives and the securitization business.

Capital ratios and RWV

The securitization reduction was mainly driven by the downgrading of certain securitization exposures, which triggered a deduction from capital instead of being included in the RWA calculation.

Capital adequacy
CHF million, except where indicated	31.3.10	31.12.09	31.12.08

BIS tier 1 capital	33,404	31,798	33,154

of which: hybrid tier 1 capital	7,162	7,224	7,393

BIS total capital	41,820	40,941	45,367

BIS tier 1 capital ratio (%)	16.0	15.4	11.0

BIS total capital ratio (%)	20.0	19.8	15.0

BIS risk-weighted assets	209,138	206,525	302,273

of which: credit risk[1]	137,368	140,494	222,563

of which: non-counterparty related risk	6,821	7,026	7,411

of which: market risk	15,904	12,861	27,614

of which: operational risk	49,046	46,144	44,685

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Risk and treasury management

Capital components
CHF million	31.3.10	31.12.09	31.12.08

BIS tier 1 capital prior to deductions	48,339	47,367	48,758

of which: paid-in share capital	383	356	293

of which: share premium, retained earnings, currency translation differences and other elements	40,794	39,788	41,072

of which: non-innovative capital instruments	1,734	1,785	1,810

of which: innovative capital instruments	5,429	5,438	5,583

Less: treasury shares / deduction for own shares[1]	(1,053)	(2,424)	(1,488)

Less: goodwill & intangible assets	(11,111)	(11,008)	(12,950)

Less: other deduction items[2]	(2,771)	(2,138)	(1,167)

BIS tier 1 capital	33,404	31,798	33,154

Upper tier 2 capital	104	50	1,090

Lower tier 2 capital	11,082	11,231	12,290

Less: other deduction items[2]	(2,771)	(2,138)	(1,167)

BIS total capital	41,820	40,941	45,367

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.   2 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on Advanced internal rating-based portfolio less general provisions (if difference is positive); iii) expected loss for equities (simple risk weight method); and iv) first loss positions from securitization exposures.

Eligible capital

In order to determine eligible BIS tier 1 and BIS total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by International Financial Reporting Standards (IFRS), and as shown on our balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities, and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and FINMA regulations.

BIS tier 1 capital
The CHF 1.6 billion increase in BIS tier 1 capital is attributable to the CHF 2.2 billion first quarter 2010 net profit recognized under IFRS, and complemented by a CHF 0.2 billion adjustment for capital purposes of own credit. These positive effects were partly offset by higher tier 1 deductions of CHF 0.6 billion, mainly related to the downgrading of certain securitization exposures and CHF 0.2 billion relating to the coupon accrual on the mandatory convertible notes (MCN) issued in March 2008 and converted in March 2010.

BIS tier 2 capital
Our BIS tier 2 capital decreased by CHF 0.7 billion, due to a CHF 0.6 billion increase in deduction items (see BIS tier 1 capital) and a CHF 0.1 billion decline in lower tier 2 capital due to currency movements.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at the Group level, with the expectation that the ratio will exceed this level during normal times. The FINMA leverage ratio is being progressively implemented until it is fully applicable on 1 January 2013.

The table below shows the calculation of our Group FINMA leverage ratio.

FINMA leverage ratio
CHF billion, except where indicated	Average 1Q10	Average 4Q09	Average 4Q08

Total assets (IFRS) prior to deductions[1]	1,410.8	1,426.2	2,211.7

Less: netting of replacement values[2]	(396.6)	(420.9)	(653.5)

Less: loans to Swiss clients (excluding banks)[3]	(161.3)	(161.4)	(165.5)

Less: cash and balances with central banks	(29.1)	(22.1)	(26.0)

Less: other[4]	(12.9)	(12.4)	(14.6)

Total adjusted assets	810.8	809.4	1,352.1

BIS tier 1 capital (at quarter end)	33.4	31.8	33.2

FINMA leverage ratio (%)	4.12	3.93	2.45

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.   3 Includes mortgage loans to international clients for properties located in Switzerland.   4 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.

Capital management

Equity attribution

Our equity attribution framework aims to reflect our objectives of maintaining a strong capital base, and guiding each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework enables us to calculate and assess return on attributed equity (RoaE) in each of our businesses divisions, and integrates Group-wide capital management activities with those at a business division level.

è	Refer to the “Capital management” section of our Annual Report 2009 for further information

The only change from fourth quarter 2009 was a CHF 1 billion increase in average equity attributed to Treasury activities and other corporate items. The “Average attributed equity” table indicates that a total of CHF 45.5 billion of average equity was attributed to UBS’s business divisions as well as Treasury activities and other corporate items in first quarter 2010. Equity attributable to UBS shareholders averaged CHF 41.9 billion during this period, which resulted in a deficit of CHF 3.6 billion.

Average attributed equity
CHF billion	1Q10	4Q09	4Q08

Wealth Management & Swiss Bank	9.0	9.0	9.0

Wealth Management	4.4	4.4	4.6

Retail & Corporate	4.6	4.6	4.4

Wealth Management Americas	8.0	8.0	9.0

Global Asset Management	2.5	2.5	3.0

Investment Bank	24.0	24.0	26.0

Treasury activities and other corporate items	2.0	1.0	1.0

Average equity attributed to the business divisions	45.5	44.5	48.0

Surplus / (Deficit)	(3.6)	(4.2)	(8.5)

Average equity attributable to UBS shareholders	41.9	40.3	39.5

UBS shares

Total UBS shares issued increased in first quarter 2010, mainly due to the conversion at maturity on 5 March 2010 of the CHF 13 billion MCNs issued in March 2008. At the annual general meeting held on 14 April 2010, UBS shareholders approved the creation of conditional capital in the maximum amount of CHF 38 million. This allows the use of up to 380 million shares for conversion rights and/or warrants in connection with the issuance of bonds and similar financial instruments by UBS in capital markets.

UBS holds its own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives.

UBS shares
			change from
	31.3.10	31.12.09	31.12.09

Ordinary shares issued	3,830,795,869	3,558,112,753	272,683,116

Issue of shares for capital increase (conversion March 2008 MCN)			272,651,005

Issue of shares for employee options			32,111

Treasury shares	36,894,804	37,553,872	(659,068)

Shares outstanding	3,793,901,065	3,520,558,881	273,342,184

Financial
information

Unaudited

Financial information

49	Financial statements (unaudited)

49	Income statement
50	Statement of comprehensive income
51	Balance sheet
52	Statement of changes in equity
54	Statement of cash flows

55	Notes to the financial statements

55	1	Basis of accounting
57	2	Segment reporting
59	3	Net interest and trading income
60	4	Net fee and commission income
61	5	Other income
61	6	Personnel expenses
61	7	General and administrative expenses
62	8	Earnings per share (EPS) and shares outstanding
63	9	Income taxes
63	10	Trading portfolio
64	11	Fair value of financial instruments
68	12	Reclassification of financial assets
69	13	Derivative instruments
69	14	Provisions
69	15	Litigation
72	16	Commitments
72	17	Changes in organization
73	18	Capital increase
73	19	Events after the reporting period
73	20	Currency translation rates

Financial information

Financial statements

Financial statements (unaudited)

Income statement

		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Continuing operations

Interest income	3	4,798	4,681	7,645	2	(37)

Interest expense	3	(2,980)	(2,932)	(5,746)	2	(48)

Net interest income	3	1,818	1,749	1,899	4	(4)

Credit loss (expense) / recovery		116	(83)	(1,135)

Net interest income after credit loss expense		1,934	1,667	764	16	153

Net fee and commission income	4	4,372	4,438	4,241	(1)	3

Net trading income	3	2,368	(62)	(630)

Other income	5	337	52	595	548	(43)

Total operating income		9,010	6,095	4,970	48	81

Personnel expenses	6	4,521	3,323	3,963	36	14

General and administrative expenses	7	1,419	1,547	1,635	(8)	(13)

Depreciation of property and equipment		234	280	253	(16)	(8)

Impairment of goodwill		0	0	631		(100)

Amortization of intangible assets		27	33	45	(18)	(40)

Total operating expenses		6,200	5,183	6,528	20	(5)

Operating profit from continuing operations before tax		2,810	912	(1,558)	208

Tax expense		603	(480)	294		105

Net profit from continuing operations		2,207	1,392	(1,852)	59

Discontinued operations

Profit from discontinued operations before tax		2	(25)	11		(82)

Tax expense		0	0	0

Net profit from discontinued operations		2	(25)	11		(82)

Net profit		2,208	1,368	(1,842)	61

Net profit attributable to minority interests		6	163	133	(96)	(95)

from continuing operations		5	162	128	(97)	(96)

from discontinued operations		1	1	5	0	(80)

Net profit attributable to UBS shareholders		2,202	1,205	(1,975)	83

from continuing operations		2,202	1,231	(1,980)	79

from discontinued operations		1	(26)	5		(80)

Earnings per share (CHF)

Basic earnings per share	8	0.58	0.32	(0.56)	81

from continuing operations		0.58	0.32	(0.57)	81

from discontinued operations		0.00	(0.01)	0.00	100

Diluted earnings per share	8	0.58	0.31	(0.57)	87

from continuing operations		0.58	0.32	(0.57)	81

from discontinued operations		0.00	(0.01)	0.00	100

Financial statements

Statement of comprehensive income

	Quarter ended
CHF million	31.3.10	31.12.09	31.3.09

Net profit	2,208	1,368	(1,842)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	41	(98)	860

Foreign exchange amounts reclassified to the income statement from equity	33	(17)	(32)

Income tax relating to foreign currency translation movements	(2)	9	13

Subtotal foreign currency translation movements, net of tax	72	(106)	841

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(11)	35	(37)

Impairment charges reclassified to the income statement from equity	26	2	44

Realized gains reclassified to the income statement from equity	(54)	(4)	(20)

Realized losses reclassified to the income statement from equity	6	1

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(13)	(16)	(1)

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax	(46)	18	(14)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	759	(268)	487

Net unrealized (gains) / losses reclassified to the income statement from equity	(336)	(194)	(76)

Income tax effects relating to cash flow hedges	(88)	101	(82)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	335	(361)	329

Total other comprehensive income	361	(450)	1,156

Total comprehensive income	2,569	918	(686)

Total comprehensive income attributable to minority interests	(80)	65	436

Total comprehensive income attributable to UBS shareholders	2,649	853	(1,122)

Financial information

Balance sheet

	As of		% change from
CHF million	31.3.10	31.12.09	31.12.09

Assets

Cash and balances with central banks	41,081	20,899	97

Due from banks	45,612	46,574	(2)

Cash collateral on securities borrowed	62,965	63,507	(1)

Reverse repurchase agreements	124,563	116,689	7

Trading portfolio assets	177,386	188,037	(6)

Trading portfolio assets pledged as collateral	52,042	44,221	18

Positive replacement values	418,727	421,694	(1)

Financial assets designated at fair value	10,269	10,223	0

Loans	305,929	306,828	0

Financial investments available-for-sale	77,478	81,757	(5)

Accrued income and prepaid expenses	6,106	5,816	5

Investments in associates	902	870	4

Property and equipment	6,028	6,212	(3)

Goodwill and intangible assets	11,111	11,008	1

Deferred tax assets	8,334	8,868	(6)

Other assets	7,892	7,336	8

Total assets	1,356,427	1,340,538	1

Liabilities

Due to banks	69,798	65,166	7

Cash collateral on securities lent	10,038	7,995	26

Repurchase agreements	67,492	64,175	5

Trading portfolio liabilities	53,246	47,469	12

Negative replacement values	409,382	409,943	0

Financial liabilities designated at fair value	114,568	112,653	2

Due to customers	411,341	410,475	0

Accrued expenses and deferred income	6,775	8,689	(22)

Debt issued	130,326	131,352	(1)

Other liabilities	33,116	33,986	(3)

Total liabilities	1,306,083	1,291,905	1

Equity

Share capital	383	356	8

Share premium	33,496	34,786	(4)

Net income recognized directly in equity, net of tax	(4,428)	(4,875)	9

Revaluation reserve from step acquisitions, net of tax	38	38	0

Retained earnings	13,953	11,751	19

Equity classified as obligation to purchase own shares	(37)	(2)

Treasury shares	(605)	(1,040)	42

Equity attributable to UBS shareholders	42,800	41,013	4

Equity attributable to minority interests	7,545	7,620	(1)

Total equity	50,345	48,633	4

Total liabilities and equity	1,356,427	1,340,538	1

Financial statements

Statement of changes in equity

				Equity classified
				as obligation
	Share	Share	Treasury	to purchase
CHF million	capital	premium	shares	own shares

Balance at 31 December 2008	293	25,250	(3,156)	(46)

Acquisition of treasury shares			(407)

Disposition of treasury shares			1,996

Net premium / (discount) on treasury share and own equity derivative activity		(1,255)

Premium on shares issued and warrants exercised		(7)

Employee share and share option plans		(470)

Tax benefits from deferred compensation awards		1

Dividends[1]

Equity classified as obligation to purchase own shares – movements				15

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 31 March 2009	293	23,519	(1,567)	(31)

Balance at 31 December 2009	356	34,786	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,284)

Disposition of treasury shares			1,719

Net premium / (discount) on treasury share and own equity derivative activity		(207)

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(937)

Tax benefits from deferred compensation awards		(6)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(35)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 31 March 2010	383	33,496	(605)	(37)

1 Includes dividend payment obligations for preferred securities.

Preferred securities[1]
	For the quarter ended
CHF million	31.3.10	31.3.09

Balance at the beginning of the period	7,254	7,381

Issuances	0	0

Redemptions	0	(7)

Foreign currency translation	(88)	282

Balance at the end of the period	7,166	7,656

1 Represents equity attributable to minority interests. Increases and offsetting decreases of equity attributable to minority interests due to dividends are excluded from this table.

Financial information

		Financial		Revaluation	Total equity
		investments		reserve	attributable
Retained	Foreign currency	available-	Cash flow	from step	to UBS	Minority	Total
earnings	translation	for-sale	hedges	acquisitions	shareholders	interests	equity

14,487	(6,309)	347	1,627	38	32,531	8,002	40,533

					(407)		(407)

					1,996		1,996

					(1,255)		(1,255)

					(7)		(7)

					(470)		(470)

					1		1

					0	(1)	(1)

					15		15

					0	(7)	(7)

					0	1	1

					0	(8)	(8)

(1,975)	538	(14)	329		(1,122)	436	(686)

12,512	(5,771)	333	1,956	38	31,283	8,423	39,706

11,751	(6,445)	364	1,206	38	41,013	7,620	48,633

					27		27

					(1,284)		(1,284)

					1,719		1,719

					(207)		(207)

					(27)		(27)

					(937)		(937)

					(6)		(6)

					(113)		(113)

					0		0

					(35)		(35)

					0		0

					0	5	5

					0		0

2,202	159	(47)	335		2,649	(80)	2,569

13,953	(6,286)	317	1,541	38	42,800	7,545	50,345

Financial statements

Statement of cash flows

	For the quarter ended
CHF million	31.3.10	31.3.09

Cash flow from / (used in) operating activities

Net profit	2,208	(1,842)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	234	253

Impairment of goodwill / amortization of intangible assets	27	676

Credit loss expense / (recovery)	(116)	1,135

Share of net profits of associates	(34)	(12)

Deferred tax expense / (benefit)	542	(23)

Net loss / (gain) from investing activities	(194)	(36)

Net loss / (gain) from financing activities	(1,780)	(4,684)

Net (increase) / decrease in operating assets:

Net due from / to banks	4,488	(8,794)

Reverse repurchase agreements and cash collateral on securities borrowed	(7,333)	32,165

Trading portfolio, net replacement values and financial assets designated at fair value	2,468	(9,971)

Loans / due to customers	1,880	(12,756)

Accrued income, prepaid expenses and other assets	(407)	(378)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	5,359	(13,125)

Accrued expenses, deferred income and other liabilities	(3,365)	(6,286)

Income taxes paid	(13)	(244)

Net cash flow from / (used in) operating activities	3,965	(23,922)

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(7)	(6)

Disposal of subsidiaries and associates	191	134

Purchase of property and equipment	(114)	(257)

Disposal of property and equipment	4	15

Net (investment in) / divestment of financial investments available-for-sale	(7,113)	327

Net cash flow from / (used in) investing activities	(7,038)	213

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	(3,015)	12,934

Net movements in treasury shares and own equity derivative activity	(1,264)	(142)

Issuance of long-term debt, including financial liabilities designated at fair value	27,297	22,855

Repayment of long-term debt, including financial liabilities designated at fair value	(19,711)	(29,222)

Increase in minority interests	5	1

Dividends paid to / decrease in minority interests	0	(16)

Net cash flow from / (used in) financing activities	3,313	6,410

Effects of exchange rate differences	(1,143)	8,489

Net increase / (decrease) in cash and cash equivalents	(904)	(8,810)

Cash and cash equivalents at the beginning of the period	164,973	179,693

Cash and cash equivalents at the end of the period	164,068	170,883

Cash and cash equivalents comprise:

Cash and balances with central banks	41,081	39,005

Money market papers[1]	78,453	79,466

Due from banks with original maturity of less than three months	44,534	52,412

Total	164,068	170,883

1 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale.

Cash paid as interest was CHF 4,251 million and CHF 8,631 million during the first quarter of 2010 and 2009, respectively.

Financial information

Notes to the financial statements

Notes to the financial statements

Note 1 Basis of accounting

UBS AG’s (“UBS”) consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim financial statements, the same accounting principles and methods of computation are applied as in the financial statements as of 31 December 2009 and for the year then ended except for the changes set out below. For fair value measurements and changes in valuation techniques, UBS provides complementary information in “Note 11 Fair value of financial instruments”.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in UBS’s Annual Report 2009.

Improvements to IFRSs 2009
The International Accounting Standards Board issued amendments to twelve IFRS standards as part of its annual improvements project in April 2009. UBS adopted the Improvements to IFRSs 2009 on 1 January 2010. The adoption of the amendments did not have a significant impact on UBS’s financial statements.

Amendments to IAS 39 Financial Instruments:
Recognition and Measurement – Eligible Hedged Items
The amendments to IAS 39 were issued in July 2008. The amendments provide additional guidance on the designation of a hedged item. The amendments clarify how the existing principles underlying hedge accounting should be applied in two particular situations: a) a one-sided risk in a hedged item and b) inflation in a financial hedged item. UBS adopted the amendments to IAS 39 on 1 January 2010. The amendments to IAS 39 did not have a significant impact on UBS’s financial statements.

IFRS 3 Business Combinations, IAS 27 Consolidated
and Separate Financial Statements, and IAS 21 The Effects
of Changes in Foreign Exchange Rates
In January 2008, the IASB issued the revised IFRS 3 Business Combinations and amendments to IAS 27 Consolidated and Separate Financial Statements, and IAS 21 The effects of Changes in Foreign Exchange Rates.

The most significant changes under revised IFRS 3 are as follows:
–	Contingent consideration should be recognized at fair value as part of the consideration transferred at the acquisition date.
–	Non-controlling interests in an acquiree should either be measured at fair value or as the non-controlling interest’s proportionate share of the fair value of net identifiable assets of the entity acquired. The option is available on a transaction-by-transaction basis.
–	Transaction costs incurred by the acquirer should be expensed as incurred.
The amendments to IAS 27 and the consequential amendments to IAS 21 require the effects (including foreign exchange translation) of all transactions with non-controlling interests to be recorded in equity if there is no change in control. The standards also specify the accounting when control is lost: any remaining interest in the entity should be re-measured to fair value, and a gain or loss (including foreign exchange translation) should be recognized in profit or loss. The amendments to IAS 21 further clarify that no deferred foreign currency translation gains and losses are to be released upon a partial repayment of share capital of a subsidiary without a loss of control.
UBS adopted the amendments to IFRS 3, IAS 27 and IAS 21 with prospective effect on 1 January 2010. The adoption of the revised guidance did not materially impact UBS’s first quarter financial statements.

Goodwill Impairment Test
UBS is testing its goodwill balances for impairment once in a year, and, if indication exists that goodwill may be impaired additionally at any period end balance sheet date. Going forward, UBS will not disclose information about its goodwill impairment testing in quarterly reports, unless deemed appropriate.

Wealth Management & Swiss Bank reorganization
Commencing first quarter 2010, the internal reporting of Wealth Management & Swiss Bank to the Group Executive Board was revised in order to better reflect the management structure and responsibilities. Segregated financial information is now reported for:
–	“Wealth Management”, which encompasses the domestic and international wealth management business conducted out of Switzerland, and all wealth management businesses in our Asian and European booking centers; and
–	“Retail & Corporate”, which includes services provided to Swiss retail private clients, small and medium enterprises, as well as corporate and institutional clients.

In line with this revised internal reporting structure and IFRS 8 Operating segments, Wealth Management and Retail & Corporate are now presented in our external financial reports as separate business units and reportable segments. Prior periods presented have been restated to conform to the new presentation format.

Notes to the financial statements

Note 1 Basis of accounting (continued)

Allocation of additional Corporate Center costs to reportable segments

From first quarter 2010 onwards, all costs incurred by the Corporate Center related to shared services and control functions are allocated to the business divisions and reportable business units thereof, which directly and indirectly received the value of the services, either based on a full cost recovery or on a periodically agreed flat fee. The allocated costs are shown in the respective expense lines of the reportable segments in “Note 2 Segment reporting” in the “Financial information” section of this report, and in the “UBS business divisions” section of this report. Up to and including 2009, certain costs incurred by the Corporate Center were presented as Corporate Center expenses and not charged to the business divisions (reportable segments). The change in allocation policy has been applied prospectively and prior year numbers have not been restated to reflect this change.
The incremental charges to the reportable segments made in first quarter 2010 mainly relate to control functions. If figures for each quarter of 2009 had been presented on the basis of the allocation methodology applied for 2010, the average estimated impact on quarterly operating expenses and performance before tax would have been as shown in the table below.

The “Corporate Center” column of the table in “Note 2 Segment reporting” in the “Financial information” section of this report has been renamed “Treasury activities and other corporate items”. It mainly includes the results of treasury activities (e.g. from the management of foreign exchange risks and interest rate risks), residual operating expenses such as those associated with the functioning of the Group Executive Board and the Board of Directors, and other costs related to the management of our organization, as well as a limited number of specifically defined items. These items currently include the valuation of UBS’s option to acquire the SNB StabFund’s equity and certain expenses such as capital taxes, as well as the difference between actually incurred Corporate Center costs and periodically agreed flat fees charged to the business divisions.

Corporate Center cost allocation impact on quarterly 2009 figures
Wealth
	Wealth Management &		Management	Global Asset	Investment	Total business	Corporate
	Swiss Bank		Americas	Management	Bank	divisions	Center
	Wealth	Retail &
CHF million	Management	Corporate

Estimated increase in average quarterly 2009 operating expenses and decrease in performance before tax	32	24	21	11	72	160	(160)

Financial information

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external customer revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

						Treasury
			Wealth			activities
	Wealth Management &		Management	Global Asset	Investment	and other
	Swiss Bank		Americas	Management	Bank	corporate items [1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the three months ended 31 March 2010

Net interest income	409	604	164	0	915	(274)	1,818

Non-interest income	1,494	372	1,197	521	2,862	630	7,076

Income[2]	1,903	976	1,361	521	3,777	356	8,894

Credit loss (expense) / recovery	1	2	0	0	112	0	116

Total operating income	1,904	978	1,362	521	3,889	356	9,010

Personnel expenses	782	409	1,069	279	1,993	(11)	4,521

General and administrative expenses	275	196	221	94	601	32	1,419

Services (to) / from other business divisions	106	(130)	(2)	(1)	22	4	0

Depreciation of property and equipment	43	37	45	11	75	23	234

Impairment of goodwill	0	0	0	0	0	0	0

Amortization of intangible assets	2	0	14	2	9	0	27

Total operating expenses	1,208	512	1,347	385	2,699	49	6,200

Performance from continuing operations before tax	696	465	15	137	1,190	306	2,810

Performance from discontinued operations before tax						2	2

Performance before tax	696	465	15	137	1,190	308	2,811

Tax expense on continuing operations							603

Tax expense on discontinued operations							0

Net profit							2,208

As of 31 March 2010

Total assets[3]	103,655	163,954	52,372	18,918	990,148	27,380	1,356,427

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees, which are charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions, the result of which is shown in the column Treasury activities and other corporate items.   2 The total intersegment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include intercompany balances.

Notes to the financial statements

Note 2 Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external customer revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

						Treasury
			Wealth			activities
	Wealth Management &		Management	Global Asset	Investment	and other
	Swiss Bank		Americas	Management	Bank	corporate items	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the three months ended 31 March 2009

Net interest income	517	683	185	4	751	(241)	1,899

Non-interest income	1,441	371	1,224	498	(395)	1,068	4,206

Income[1]	1,958	1,054	1,408	502	356	827	6,105

Credit loss (expense) / recovery	(54)	(65)	1	0	(1,017)	0	(1,135)

Total operating income	1,903	989	1,409	502	(661)	827	4,970

Personnel expenses	847	431	1,105	231	1,241	109	3,963

General and administrative expenses	306	190	262	103	719	56	1,635

Services (to) / from other business units	74	(103)	(1)	23	29	(22)	0

Depreciation of property and equipment	38	28	42	8	72	64	253

Impairment of goodwill	0	0	19	191	421	0	631

Amortization of intangible assets	3	0	17	6	19	0	45

Total operating expenses	1,268	547	1,444	561	2,501	206	6,528

Performance from continuing operations before tax	636	442	(35)	(59)	(3,162)	621	(1,558)

Performance from discontinued operations before tax						11	11

Performance before tax	636	442	(35)	(59)	(3,162)	631	(1,547)

Tax expense on continuing operations							294

Tax expense on discontinued operations							0

Net profit							(1,842)

As of 31 December 2009

Total assets[2]	109,627	138,513	53,197	20,238	991,964	26,999	1,340,538

1 The total intersegment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   2 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include intercompany balances.

Financial information

Note 3 Net interest and trading income

Accounting standards require separate disclosure of Net interest income and Net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both Net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS considers it to be more meaningful to analyze net interest and trading income according to the businesses that drive it. The second table below (Breakdown by businesses)

provides information that corresponds to this view: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Net interest and trading income

Net interest income	1,818	1,749	1,899	4	(4)

Net trading income	2,368	(62)	(630)

Total net interest and trading income	4,186	1,688	1,269	148	230

Breakdown by businesses

Net income from trading businesses[1]	2,700	1,025	(640)	163

Net income from interest margin businesses	1,119	1,229	1,321	(9)	(15)

Net income from treasury activities and other	367	(566)	587		(37)

Total net interest and trading income	4,186	1,688	1,269	148	230

1 Includes lending activities of the Investment Bank.

Net interest income

Interest income

Interest earned on loans and advances	2,847	2,892	3,777	(2)	(25)

Interest earned on securities borrowed and reverse repurchase agreements	297	317	1,106	(6)	(73)

Interest and dividend income from trading portfolio	1,495	1,335	2,658	12	(44)

Interest income on financial assets designated at fair value	65	67	87	(3)	(25)

Interest and dividend income from financial investments available-for-sale	94	70	18	34	422

Total	4,798	4,681	7,645	2	(37)

Interest expense

Interest on amounts due to banks and customers	492	517	1,524	(5)	(68)

Interest on securities lent and repurchase agreements	265	263	876	1	(70)

Interest and dividend expense from trading portfolio	833	743	1,120	12	(26)

Interest on financial liabilities designated at fair value	589	585	833	1	(29)

Interest on debt issued	801	823	1,393	(3)	(42)

Total	2,980	2,932	5,746	2	(48)

Net interest income	1,818	1,749	1,899	4	(4)

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Notes to the financial statements

Note 3 Net interest and trading income (continued)
	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Net trading income[1]

Investment Bank equities	585	257	1,454	128	(60)

Investment Bank fixed income, currencies and commodities	949	(310)	(3,201)

Other business divisions	834	(9)	1,116		(25)

Net trading income	2,368	(62)	(630)

of which: net gains / (losses) from financial liabilities designated at fair value[2]	798	(1,379)	4,684		(83)

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment).   2 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. Refer to “Note 11 Fair value of financial instruments” for further information on own credit.

Net trading income in first quarter 2010 included a gain of CHF 0.3 billion from credit valuation adjustments for monoline credit protection (CHF 0.2 billion gain in fourth quarter 2009 and CHF 1.9 billion loss in first quarter 2009).

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

First quarter 2010 net trading income also included gains of CHF 0.2 billion from the valuation of UBS’s option to acquire the SNB StabFund’s equity (CHF 0.1 billion gain in fourth quarter 2009 and CHF 0.3 billion loss in first quarter 2009).

A CHF 0.5 billion gain was recorded in first quarter 2009 on the valuation of the embedded derivative component of the MCNs issued in December 2008 and converted in August 2009.

Note 4 Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Equity underwriting fees	272	437	275	(38)	(1)

Debt underwriting fees	199	163	180	22	11

Total underwriting fees	471	600	455	(22)	4

M&A and corporate finance fees	204	241	230	(15)	(11)

Brokerage fees	1,485	1,377	1,556	8	(5)

Investment fund fees	1,012	1,013	1,014	0	0

Portfolio management and advisory fees	1,519	1,459	1,451	4	5

Insurance-related and other fees	92	73	69	26	33

Total securities trading and investment activity fees	4,783	4,762	4,775	0	0

Credit-related fees and commissions	110	102	81	8	36

Commission income from other services	210	228	204	(8)	3

Total fee and commission income	5,102	5,092	5,061	0	1

Brokerage fees paid	408	321	479	27	(15)

Other	323	333	340	(3)	(5)

Total fee and commission expense	731	654	819	12	(11)

Net fee and commission income	4,372	4,438	4,241	(1)	3

of which: net brokerage fees	1,078	1,056	1,077	2	0

Financial information

Note 5 Other income

	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	(34)	60	137

Net gains from disposals of investments in associates	180	0	0

Share of net profits of associates	34	7	12	386	183

Total	180	67	149	169	21

Financial investments available-for-sale

Net gains from disposals	48	48	20	0	140

Impairment charges	(26)	(129)	(95)	80	73

Total	21	(81)	(75)

Net income from investments in property[2]	14	14	19	0	(26)

Net gains from investment properties[3]	(10)	(7)	(4)	(43)	(150)

Other	131	58	506	126	(74)

Total other income	337	52	595	548	(43)

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries.   2 Includes net rent received from third parties and net operating expenses.   3 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.

Note 6 Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Salaries and variable compensation	3,781	2,628	2,970	44	27

Contractors	52	56	88	(7)	(41)

Insurance and social security contributions	254	157	194	62	31

Contributions to retirement plans	175	237	217	(26)	(19)

Other personnel expenses	258	245	493	5	(48)

Total personnel expenses	4,521	3,323	3,963	36	14

Note 7 General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Occupancy	334	328	375	2	(11)

Rent and maintenance of IT and other equipment	132	158	162	(16)	(19)

Telecommunications and postage	164	165	187	(1)	(12)

Administration	140	155	181	(10)	(23)

Marketing and public relations	50	51	73	(2)	(32)

Travel and entertainment	98	113	117	(13)	(16)

Professional fees	154	217	215	(29)	(28)

Outsourcing of IT and other services	216	203	232	6	(7)

Other	132	156	93	(15)	42

Total general and administrative expenses	1,419	1,547	1,635	(8)	(13)

Notes to the financial statements

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from
	31.3.10	31.12.09	31.3.09	4Q09	1Q09

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	2,202	1,205	(1,975)	83

from continuing operations	2,202	1,231	(1,980)	79

from discontinued operations	1	(26)	5		(80)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	2,202	1,205	(1,975)	83

Less: (profit) / loss on equity derivative contracts	0	(11)	(15)	100	100

Net profit attributable to UBS shareholders for diluted EPS	2,202	1,194	(1,990)	84

from continuing operations	2,202	1,220	(1,995)	80

from discontinued operations	1	(26)	5		(80)

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,777,504,682	3,793,194,134	3,501,534,618	0	8

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	28,403,845	27,422,092	3,270,313	4	769

Weighted average shares outstanding for diluted EPS	3,805,908,527	3,820,616,226	3,504,804,931	0	9

Potential ordinary shares from unexercised employee shares and in-the-money options not considered due to the anti-dilutive effect	0	0	17,307,552		(100)

Earnings per share (CHF)

Basic	0.58	0.32	(0.56)	81

from continuing operations	0.58	0.32	(0.57)	81

from discontinued operations	0.00	(0.01)	0.00	100

Diluted	0.58	0.31	(0.57)	87

from continuing operations	0.58	0.32	(0.57)	81

from discontinued operations	0.00	(0.01)	0.00	100

Shares outstanding

Ordinary shares issued	3,830,795,869	3,558,112,753	2,932,580,549	8	31

Treasury shares	36,894,804	37,553,872	55,076,337	(2)	(33)

Shares outstanding	3,793,901,065	3,520,558,881	2,877,504,212	8	32

Retrospective adjustments for capital increase[2]			23,307,784

Mandatory convertible notes and exchangeable shares[3]	613,456	273,264,461	605,572,473	(100)	(100)

Shares outstanding for EPS	3,794,514,521	3,793,823,342	3,506,384,469	0	8

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 278,104,176, 288,915,585 and 347,583,994 for the quarters ended 31 March 2010, 31 December 2009 and 31 March 2009, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for the quarters ended 31 March 2010, 31 December 2009 and 31 March 2009, but could potentially dilute earnings per share in the future.   2 Shares outstanding increased 0.81% due to the capital increase in June 2009.   3 31 December 2009 and 31 March 2009 include 272,651,005 shares for the mandatory convertible notes issued in March 2008. 31 March 2009 includes 332,225,913 shares for the mandatory convertible notes issued in December 2008. Remaining amounts related to exchangeable shares. All adjusted for the dilution effect of the capital increase where applicable.

Financial information

Note 9 Income taxes

The tax expense of CHF 603 million includes a deferred tax expense of CHF 565 million, as Swiss tax losses (for which deferred tax assets have previously been recognized) were used against profits for the quarter, and also tax expenses of CHF 125 million in other profitable locations. These tax expenses were partially offset by an increase in deferred tax assets for US tax losses of CHF 87 million.

Note 10 Trading portfolio

CHF million	31.3.10	31.12.09

Trading portfolio assets

Debt instruments

Government and government agencies	76,132	81,309

Banks	16,824	15,024

Corporates and other	40,808	39,902

Total debt instruments	133,763	136,234

Equity instruments	59,302	57,541

Precious metals and other commodities	15,436	16,864

Financial assets for unit-linked investment contracts	20,927	21,619

Total trading portfolio assets	229,428	232,258

Trading portfolio liabilities

Debt instruments

Government and government agencies	28,316	26,306

Banks	3,675	3,472

Corporates and other	5,469	5,447

Total debt instruments	37,460	35,226

Equity instruments	15,786	12,243

Total trading portfolio liabilities	53,246	47,469

Notes to the financial statements

Note 11 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques
	31.3.10				31.12.09
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	109.8	56.7	10.8	177.4	110.9	65.5	11.6	188.0

Trading portfolio assets pledged as collateral	34.3	16.3	1.4	52.0	31.3	12.3	0.6	44.2

Positive replacement values	3.6	393.1	22.0	418.7	4.0	393.8	23.8	421.7

Financial assets designated at fair value	1.2	8.9	0.3	10.3	0.8	9.2	0.3	10.2

Financial investments available-for-sale	68.1	8.0	1.4	77.5	74.3	6.1	1.4	81.8

Total assets	217.0	483.0	35.9	735.9	221.4	487.0	37.6	745.9

Trading portfolio liabilities	39.0	13.9	0.3	53.2	33.5	13.6	0.4	47.5

Negative replacement values	3.6	388.7	17.1	409.4	3.7	389.2	17.0	409.9

Financial liabilities designated at fair value	0.0	101.8	12.7	114.6	0.0	102.4	10.3	112.7

Total liabilities	42.6	504.4	30.2	577.2	37.2	505.2	27.7	570.1

Movements of level 3 instruments
	Trading portfolio assets
	(including those pledged	Derivative instruments	Financial liabilities
CHF billion	as collateral)	(net replacement values)	designated at fair value

Balance at 31 December 2009	12.2	6.8	10.3

Gains / losses included in the income statement	(0.1)	0.3	0.4

Purchases, sales, issuances and settlements	(0.3)	(0.6)	(0.8)

Purchases and issuances	0.6	0.5	1.5

Sales and settlements	(0.9)	(1.1)	(2.3)

Transfers into and / or out of level 3	0.3	(1.5)	2.7

Transfers into level 3	0.9	0.0	2.7

Transfers out of level 3	(0.6)	(1.5)	0.0

FX translation	0.1	(0.1)	0.1

Balance at 31 March 2010	12.2	4.9	12.7

Material changes in level 3 instruments
As of 31 March 2010, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:
–	structured rates and credit trades, including collateralized loan obligations (CLOs)
–	instruments linked to the US sub-prime residential and US commercial real-estate markets
–	reference-linked notes
–	corporate bonds
–	equity-linked notes issued by UBS.

Trading portfolio assets
Trading portfolio assets transferred into and out of level 3 amounted to CHF 0.9 billion and CHF 0.6 billion respectively. Approximately CHF 0.3 billion transfers into level 3 were related to certain corporate bonds due to prices becoming unobservable. Asset backed securities of approximately CHF 0.2 billion were transferred into level 3 as no independent pricing sources were available. In addition equity related instruments of approximately CHF 0.2 billion were transferred into level 3 since pricing sources becoming unobservable. Transfers out of level 3 largely comprised reference linked notes of approximately CHF 0.3 billion and

Financial information

Note 11 Fair value of financial instruments (continued)

corporate bonds of approximately CHF 0.2 billion, since independent pricing sources allowed verification of fair values.

Level 3 trading assets purchased within the first quarter largely include asset backed securities position of approximately CHF 0.2 billion and lending related products of approximately CHF 0.1 billion and US referenced linked notes (US RLNs) of approximately CHF 0.1 billion.
Due to sales and settlements, level 3 instruments decreased by approximately CHF 0.9 billion. Lending related products decreased by approximately CHF 0.2 billion and corporate bonds by approximately CHF 0.2 billion.

Derivative instruments
Transfers into level 3 instruments included positive replacement values of CHF 2.2 billion and negative replacement values of CHF 2.2 billion. Transfers out of level 3 instruments included positive replacement values of CHF 2 billion and negative replacement values of CHF 0.5 billion.

Transfers into level 3 of replacement values included structured rates and credits, whose pricing sources could not be tested as there were no independent market data available, credit default swaps (CDS), for which credit curves were not available from pricing sources and equity options, whose market volatility became unobservable. In addition, certain CLOs, for which credit curves became unobservable, have been transferred to level 3.

Transfers of replacement values out of level 3 consisted mainly of subprime residential market backed securities for whose CDS positions independent pricing sources became available and corporate bonds for which recovery rates and credit spreads could be observed in the market.

Financial liabilities designated at fair value
Level 3 financial liabilities designated at fair value reclassified into level 3 of CHF 2.7 billion predominantly related to structured credit funded derivatives for whose underlying derivatives (CDS and convertible bonds) pricing sources became unobservable.

b) Valuation and sensitivity information

Own credit of financial liabilities designated at fair value
The Group’s own credit changes are reflected in valuations for those financial liabilities designated at fair value, where the Group’s own credit risk would be considered by market participants. Own credit effects are not reflected in the valuations of fully collateralized transactions and other instruments for which it is established market practice not to include them.

With effect from first quarter 2010 onwards, own credit changes are calculated based on an asset and liability management revaluation curve (ALMRC) which provides a consistent approach to discount funded instruments within UBS. Refer to the paragraph “Changes to interest rate curves applied” below for details on this change. The ALMRC is used by UBS’s Investment Bank to value uncollateralized and partially collateralized funding transactions designated at fair value and is set by reference to the level at which newly issued UBS medium term notes (MTNs) are priced. The ALMRC is considered to be representative of the credit risk which reflects the premium (or discount) that market participants require to acquire UBS MTNs. The own credit results for “Financial liabilities designated at fair value” (predominantly issued structured products) were as shown in the table below.
Amounts for the quarter represent the change in own credit of financial instruments designated at fair value during the quarter,

whereas life-to-date amounts reflect the cumulative change since inception. The change in own credit for the period can be analyzed into two components: (1) changes in fair value that are attributable to the change in UBS’s credit spread during the period, and (2) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the value of referenced instruments issued by third parties or, in the case of the life-to-date amount, changes in foreign exchange rates.

Changes to interest rate curves applied

Financial liabilities designated at fair value
During first quarter 2010, UBS made changes in the discounting methods that are used to account for the impact of UBS own credit risk in financial liabilities designated at fair value. Changes were made to the construction of the discounting curve to incorporate additional market information from recently issued UBS debt instruments and to align pricing and risk management of different types of liability instruments on a single discounting curve. UBS also improved the estimation methodologies for the construction of interest rate curves in non-USD currencies and for long term maturities (i.e. tenors over ten years).

Own credit on financial liabilities designated at fair value
	As of or for the period ended
CHF million	31.3.10	31.12.09	31.3.09

Total gain / (loss) for the quarter ended	(247)	(24)	651

of which: credit spread related only	(84)	(544)	881

Life-to-date gain	652	890	3,767

Notes to the financial statements

Note 11 Fair value of financial instruments (continued)

The transitional impact of this prospectively applied change in estimate was a pre-tax net loss of CHF 133 million in first quarter 2010. This loss is included in the quarter-to-date and life-to-date own credit amounts presented as of 31 March 2010 in the table above.

Collateralized derivatives (replacement values)
The market convention has moved to pricing collateralized derivatives (replacement values) using the overnight indexed swap (OIS) curve, which reflects the interest rate typically paid on cash collateral. In order to more accurately manage the interest rate and funding risks associated with collateralized derivatives, and to improve the estimate of fair value, UBS’s valuation approach for the substantial portion of its collateralized derivatives was amended in first quarter 2010 to use OIS, resulting in a pre-tax gain of CHF 76 million, recognized as FICC net trading income. Previously UBS had discounted these collateralized derivatives based on LIBOR.

Fair value adjustments to structured LIBOR derivatives
During first quarter 2010, UBS implemented several improved fair value pricing methodologies and valuation adjustments for complex structured derivative products, mainly options. The impact of the change on first quarter 2010 was a pre-tax loss of CHF 104 million. The majority of the adjustments relate to derivatives for which the valuations were better tailored to the specifics of individual risk positions rather than applying a portfolio based valuation approach, and the greater use of consensus pricing service information to perform more accurate calibrations of the applied models in the context of current market conditions.

Valuation and sensitivity information by instrument category
This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information is provided for certain significant instrument categories that are excluded from Management Value-at-Risk as disclosed in the Risk and treasury management section of this report.

Credit valuation adjustments on monoline credit protection
UBS previously entered into negative basis trades with monolines, whereby they provided credit default swap protection against UBS-held underlyings, including residential mortgage-backed securities collateralized debt obligations (RMBS CDO), transactions with collateralized loan obligations (CLOs) and asset-backed securities collateralized debt obligations (ABS CDO). Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO, and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. At 31 March 2010, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 59 million (CHF 62 million).
The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 25% to 24% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 13 million (CHF 14 million) in the CVA. The sensitivity to credit default swap spreads and to recovery rates is substantially linear.

Commitments to acquire auction rate securities (ARS)
Following the settlement agreements reached regarding ARS, UBS has fair valued its commitment to repurchase eligible ARS from customers at par. The commitment is treated as a derivative and fair valued through profit or loss. The fair value of the commitment is affected by three primary factors: (1) the estimated forward fair market value of the ARS underlying the remaining outstanding commitments, (2) client behavior in exercising the commitment, and (3) forecasted amortization of ARS principal. The model to value the commitment projects the cash flows of the underlying trusts, and where the projected cash flows lead to a surplus, the trust is assumed to repay principal of its most expensive outstanding issue. The model further assumes that all clients will exercise their right to exchange eligible ARS for par on the first eligible day pursuant to the agreement with the US authorities (refer to the section “Risk and treasury management” of this report for details on ARS commitments). The discount rates used to discount ARS cash flows for purposes of valuing the underlying ARS embed risk premiums that are calibrated to observed transactions.

As of 31 March 2010, UBS estimates that a 50% increase or decrease in risk premium levels would result in a loss of approximately USD 263 million (CHF 276 million) or gain of approximately USD 279 million (CHF 293 million) on the fair-valued commitments.

US reference-linked notes (US RLNs)
The US RLNs consist of a series of transactions whereby UBS purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD Asset-Backed Securities (ABSs) (primarily commercial mortgage-backed securities and subprime residential mortgage-backed

Financial information

Note 11 Fair value of financial instruments (continued)

securities) and / or corporate bonds and loans across all rating categories. The credit protection embodied in the US RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach effectively is intended to simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery rates and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

As of 31 March 2010, the fair value of the US RLN credit protection (on a pre-reserve basis) is approximately USD 1,121 million (CHF 1,177 million; 31 December 2009: USD 1,502 million or CHF 1,555 million). The fair value adjustments (up or down) calculated by applying the shocks described above are approximately USD 51 million (CHF 54 million) as of 31 March 2010 (USD 71 million or CHF 74 million on 31 December 2009). This adjustment may also be considered a measurement of sensitivity. The reductions in fair value of protection outstanding during first quarter 2010 reflect repurchases of certain tranches of outstanding protection as well as changes in fair values.

Non-US reference-linked notes (Non-US RLNs)
The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US reference-

linked note (non-US RLN) credit protection as to the US RLN credit protection (on a pre-reserve basis) described above, except that the spread is shocked by 10% for European corporate names.

As of 31 March 2010, the fair value (on a pre-reserve basis) of the non-US RLN credit protection is approximately USD 971 million (CHF 1,020 million; 31 December 2009: USD 1,155 million or CHF 1,196 million). The fair value adjustments (up or down) calculated by applying the shocks described above are approximately USD 104 million (CHF 109 million) as of 31 March 2010 (USD 105 million or CHF 109 million on 31 December 2009). This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund
UBS’s option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (Positive replacement values) with changes to fair value recognized in profit and loss. As of 31 March 2010, the fair value of UBS’s call option was approximately USD 1,394 million (CHF 1,469 million; 31 December 2009: USD 1,174 million or CHF 1,216 million).

The model incorporates cash flow projections for all assets within the fund across various scenarios and is calibrated to market levels by setting the spread above one-month LIBOR rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals UBS’s assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. As of 31 March 2010, this adjustment was USD 289 million (CHF 305 million; 31 December 2009: USD 262 million or CHF 271 million).
As of 31 March 2010, a 100 basis point increase in the discount rate would have decreased the option value by approximately USD 130 million (CHF 137 million) and a 100 basis point decrease would have increased the option value by approximately USD 143 million (CHF 150 million).

c) Deferred day-1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized at their transaction price although the values obtained from the relevant valuation model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	31.3.10	31.12.09	31.3.09

Balance at the beginning of the period	599	585	627

Deferred profit / (loss) on new transactions	49	109	17

Recognized (profit) / loss in the income statement	(58)	(93)	(79)

Foreign currency translation	6	(2)	35

Balance at the end of the period	596	599	600

Notes to the financial statements

Note 12 Reclassification of financial assets

In 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from “Trading portfolio assets” to

“Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	31.3.10	31.12.09

Carrying value	18.2	19.9

Fair value	17.8	19.0

Pro-forma fair value gain / (loss)	(0.4)	(0.9)

In first quarter 2010, carrying values decreased by CHF 1.7 billion due to sales of CHF 1.8 billion as well as redemptions of CHF 0.3 billion. The decrease was partially offset by the accretion of interest of CHF 0.2 billion from the amortization of the discount between carrying values and the expected recoverable amounts and the appreciation of the US dollar against the Swiss franc of CHF 0.2 billion.

On a pro forma basis, fair values of reclassified financial assets decreased by CHF 1.2 billion in first quarter 2010, which includes sales of CHF 1.8 billion as well as redemptions of CHF 0.3 billion and losses on disposals of CHF 0.4 billion, partially offset by a fair value gain of CHF 1.2 billion and the appreciation of the US dollar against the Swiss franc of CHF 0.2 billion.

The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets
				Ratio of carrying
31.3.10, CHF billion	Notional value	Fair value	Carrying value	to notional value

US student loan and municipal auction rate securities	8.2	7.1	7.3	89%

Monoline protected assets[1]	7.3	6.2	6.3	87%

Leveraged finance	1.8	0.7	0.6	35%

CMBS / CRE (excluding interest-only strips)	1.6	1.2	1.3	83%

US reference linked notes	1.0	0.9	0.9	85%

Other assets	1.2	0.9	1.0	84%

Total (excluding CMBS interest-only strips)	21.0	17.0	17.4	83%

CMBS interest-only strips		0.8	0.8

Total reclassified assets	21.0	17.8	18.2

1 Includes CDOs (notional value of approximately CHF 0.25 billion; fair value and carrying value of approximately CHF 0.17 billion) which are no longer hedged by CDS with monoline insurers following the commutation of these CDS trades in prior periods.

Reclassified financial assets impacted UBS’s income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the quarter ended
CHF billion	31.3.10	31.12.09

Net interest income	0.2	0.3

Credit loss (expense) / recovery	0.1	0.0

Other income[1]	0.0	0.0

Impact on operating profit before tax	0.3	0.3

1 Includes gains on the disposal of reclassified financial assets.

Financial information

Note 13 Derivative instruments

	31.3.10					31.12.09
		Notional		Notional			Notional		Notional
		values		values			values		values
		related to		related to			related to		related to
	Positive	Positive	Negative	Negative		Positive	Positive	Negative	Negative
	replace-	replace-	replace-	replace-	Other	replace-	replace-	replace-	replace-	Other
	ment	ment	ment	ment	notional	ment	ment	ment	ment	notional
CHF billion	values	values	values	values	values[2]	values	values	values	values	values[2]

Derivative instruments

Interest rate contracts	221	9,859	209	9,847	14,300	215	9,001	204	8,705	16,221

Credit derivative contracts	73	1,338	65	1,242	0	79	1,270	71	1,221	0

Foreign exchange contracts	96	3,593	102	3,483	10	97	3,344	101	3,174	2

Equity / index contracts	25	242	29	714	2	25	148	29	157	7

Commodity contracts, including precious metals contracts	4	43	5	38	3	6	43	6	41	3

Total, based on IFRS netting[1]	419	15,076	409	15,324	14,315	422	13,806	410	13,297	16,232

Replacement value netting, based on capital adequacy rules	(311)		(311)			(313)		(313)

Cash collateral netting	(37)		(28)			(37)		(33)

Total, based on capital adequacy netting[3]	71	15,076	70	15,324	14,315	71	13,806	64	13,297	16,232

1 Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of UBS’s Annual Report 2009.   2 Receivables resulting from these derivatives are recognized on UBS’s balance sheet under Due from banks and Loans: CHF 1.6 billion (31 March 2010) and CHF 1.6 billion (31 December 2009). Payables resulting from these derivatives are recognized on UBS’s balance sheet under Due to banks and Due to customers: CHF 2.1 billion (31 March 2010) and CHF 1.6 billion (31 December 2009).   3 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.

Note 14 Provisions

CHF million	31.3.10		31.12.09

Operational risks including litigation	917		1,110

Other[1]	1,059	[2]	1,201	[2]

Total	1,975		2,311

1 Excludes contingent claims and pensions.   2 Includes a provision for restructuring costs of CHF 418 million on 31 March 2010 and CHF 488 million on 31 December 2009.

Note 15 Litigation

The UBS Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated.

Certain potentially significant legal proceedings as of 31 March 2010 are described below:
a)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. The discussions with the SEC are ongoing.

Notes to the financial statements

Note 15 Litigation (continued)

b)	Auction Rate Securities: UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARSs) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS is continuing to finalize agreements with other state regulators. The SEC continues to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.
c)	US Cross-Border: UBS AG has been the subject of a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS AG announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC, relating to these investigations. Pursuant to the DPA, the DOJ agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the resolution of an SEC claim that UBS acted as an unregulated broker dealer and investment advisor in connection with its US cross-border business, UBS reached a consent agreement with the SEC on the same date.
On 19 August 2009, UBS executed a settlement agreement with the IRS and the DOJ, to resolve the previously reported enforcement action relating to the “John Doe” summons served on UBS in July 2008 (UBS-US Settlement Agreement). At the same time, the United States and Switzerland entered into a separate but related agreement (Swiss-US Government Agreement).
Because UBS has complied with all of its obligations set forth in the UBS-US Settlement Agreement required to be completed by 31 December 2009, the IRS has withdrawn the summons with prejudice as to all accounts not covered by the treaty request. Subject to UBS’s compliance with its further obligations set forth in the UBS-US Settlement Agreement, the IRS will withdraw the “John Doe” summons with prejudice as to the accounts subject to the treaty request no later than 24 August 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the treaty request that does not differ significantly from the expected results, or upon receipt of all relevant account information from any source concerning 10,000 open or closed undisclosed UBS AG accounts.
On 21 January 2010, the Swiss Federal Administrative Court ruled that the Swiss – US Government Agreement should have been approved by Parliament in order to provide the SFTA a proper legal basis to grant the IRS request for information with respect to certain accounts of US persons who had failed to report substantial amounts of income over an extended period. On 31 March 2010, the Swiss and US governments have signed a protocol amending the Swiss-US Government Agreement, the agreement and the protocol will be presented to the Swiss Parliament for approval in June. Pending such approval, the Federal Council has provisionally enacted the Swiss-US Government Agreement as amended.
UBS continues, as in the past, to fulfill all of its obligations under the UBS-US Settlement Agreement, including, among other things, the exit of the US cross-border business out of non-SEC registered entities and the provision of relevant account information to the SFTA under the treaty process. In addition, UBS has taken measures to achieve the 10,000 UBS AG account information threshold under both the Swiss-US Government Agreement and the UBS-US Settlement Agreement.
d)	Inquiries Regarding Non-US Cross-Border Businesses: Following the disclosure of the US cross-border matter and the settlements with the DOJ and the SEC, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests strictly within the limits of financial privacy obligations under Swiss and other applicable laws.
e)	Matters Related to the Credit Crisis: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes, related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, accounting classifications, disclosures, writedowns, and contractual obligations, as well as its role as underwriter in securities offerings for other issuers. In particular, UBS has communicated with and has responded to inquiries by FINMA, its home country consolidated regulator, as well as the SEC, the Financial Industry Regulatory Authority and the United States Attorney’s Office for the Eastern District of New York, regarding some of these issues and others, including the role of internal control units, governance and processes around risk

Financial information

Note 15 Litigation (continued)

control and valuation of mortgage-related instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of Dillon Read Capital Management. FINMA concluded its investigation in October 2008. UBS has also been notified by certain institutional purchasers from UBS of mortgages loans and mortgage-backed securities that possible breaches of representations and warranties may entitle them to rescission of their purchases. UBS is evaluating these potential claims. UBS also has been named in class action litigation and numerous individual customer arbitrations, and is responding to state regulators and FINRA regarding its sale of Lehman-issued structured products which lost substantial value following Lehman’s bankruptcy in September 2008.
f)	Claims Related to UBS Disclosure: A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with the firm’s disclosures relating to its losses in the mortgage-related securities, its losses and positions in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for lack of subject matter jurisdiction and for failure to state a claim. UBS, UBS Americas Inc., UBS Financial Services, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action brought on behalf of holders of UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. UBS has moved to dismiss the ERISA complaint for failure to state a claim.
g)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third party funds established under Luxembourg law substantially all assets of which were with Bernard L. Madoff Investment Securities LLC (BMIS), as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009 UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg.
On 17 December 2009, a claim in the amount of approximately EUR 890 million was filed on behalf of the larger of the two Luxembourg funds by the liquidators of that fund against 15 defendants, including UBS entities, Access Management Luxembourg SA, Ernst & Young, the CSSF and various individuals, including current and former UBS employees. A claim in the amount of approximately EUR 305 million on behalf of the smaller of the two funds was filed by the liquidators of that fund on 22 March 2010 against 11 defendants including UBS entities, Ernst & Young, the CSSF and various individuals, including current and former UBS employees. A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg. On 4 March 2010 the Luxembourg court held, based on a sample of test cases, that the claims brought by the alleged underlying beneficiaries against UBS and other entities are inadmissible and that the appropriate claimant is the fund itself, as represented by the liquidators. The decision of the court is subject to appeal. In addition, certain clients of UBS in Germany are exposed to Madoff-managed positions through third party-funds and funds administered by UBS entities in Germany.
h)	City of Milan Transactions: In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City of Milan between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits alleged to have been made by the banks in the amount of EUR 88 million (of which UBS Limited is alleged to have received EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. UBS is vigorously defending the claim. In addition, on 17 March 2010, the Court communicated its decision at the end of the preliminary hearing to commit to trial two current and one former UBS employees, together with employees from three other international banks and a former officer of the City and a former adviser to the City, for alleged “aggravated fraud”, in relation to the issue of the bond, led by the four banks, for the City of Milan in 2005 and the execution, and subsequent restructuring, of certain related derivative transactions. UBS Limited and the other international banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees (the

Notes to the financial statements

Note 15 Litigation (continued)

“Law 231 Charges”). The primary allegation is that the banks, through the actions of their employees, fraudulently obtained hidden and / or illegal profits by entering into the derivative contracts with the City of Milan. The City has also recently filed damages claims in the criminal proceedings against the UBS individuals and UBS Limited itself as defendant in respect of the Law 231 Charges.
i)	Kommunale Wasserwerke Leipzig GmbH (KWL): In 2006 and 2007, KWL entered into a series of managed Credit Default Swap transactions with bank swap counterparties, including UBS AG. Under the CDS contracts, UBS has amounts receivable that have fallen due from KWL of approximately GBP 55 million but are unpaid and a further comparable estimated sum will fall due shortly. In January 2010, UBS issued proceed-

ings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. Those proceedings were served in March 2010. KWL has made an application to contest the jurisdiction of the English Court.

In March 2010, KWL issued proceedings in Leipzig, Germany against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. UBS is contesting the claims and also intends to contest the jurisdiction of the Leipzig Court.

Note 16 Commitments

The table below shows the maximum committed amount of commitments.

	31.3.10			31.12.09
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	10,616	(399)	10,217	11,180	(222)	10,958

Performance guarantees and similar instruments	3,423	(569)	2,854	3,484	(582)	2,902

Documentary credits	2,780	(303)	2,477	2,406	(289)	2,117

Total commitments	16,819	(1,271)	15,548	17,070	(1,092)	15,977

Undrawn irrevocable credit facilities	60,199	(1,872)	58,327	59,328	(1,793)	57,534

Note 17 Changes in organization

Sale of investment in New York office building
In January 2010, UBS closed the sale of its investments in several associated entities owning office space in New York. A significant portion of the office space is leased by UBS Group until 2018. The sales price was CHF 187 million with a resulting gain on sale of CHF 180 million.

Financial information

Note 18 Capital increase

Conversion of the mandatory convertible notes issued in March 2008
On 5 March 2010, the mandatory convertible notes (MCNs) with a notional value of CHF 13 billion issued in March 2008 to the Government of Singapore Investment Corporation Pte. Ltd. and an investor from the Middle East have been converted into UBS shares. The notes were converted at a price of CHF 47.68 per share. As a result, UBS issued 272,651,005 new shares with a nominal value of CHF 0.10 each from existing conditional capital. The MCNs were treated as equity instruments and recognized in Share premium. The conversion of the MCNs resulted in a reclassification of CHF 27 million from Share premium to Share capital.

Note 19 Events after the reporting period

UK Bank Payroll Tax
The UK’s Finance Act 2010, enacted on 8 April 2010, introduced the Bank Payroll Tax, a tax levied on certain elements of bank employee compensation. The tax is charged at a rate of 50% on the excess over GBP 25,000 of chargeable discretionary compensation awarded to relevant employees between 9 December 2009 and 5 April 2010. The cost of this tax to UBS, which is preliminarily estimated to be approximately CHF 300 million, will be recognized in second quarter 2010 based on the date of its enactment.

Acquisition of Link Investimentos
On 29 April 2010, UBS announced that it had entered into an agreement to acquire 100% of the Brazilian brokerage firm Link Investimentos (Link) for a total cash consideration of up to BRL 195 million (approximately CHF 119 million), comprised of a pay-

ment of BRL 78 million (approximately CHF 48 million) due at closing and further payments of up to BRL 117 million (approximately CHF 71 million) over 4 years post closing of the transaction, subject to certain conditions.

Link Investimentos, founded in 1998, is an independent broker-dealer with approximately 280 staff and offices in São Paulo and Curitiba. Link is one of the largest independent broker-dealers in Brazil with a strong position in equities, equity derivatives, as well as exchange traded FX, fixed income and commodity products. Link also has a small wealth management and institutional asset management business. Its businesses will be integrated into the investment banking, wealth management, and asset management divisions of UBS. Upon closing, the combined entity in Brazil will be re-branded as UBS. The acquisition is subject to regulatory approvals and is expected to close in fourth quarter 2010.

Note 20 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate
	As of			For the quarter ended
	31.3.10	31.12.09	31.3.09	31.3.10	31.12.09	31.3.09

1 USD	1.05	1.04	1.14	1.06	1.02	1.16

1 EUR	1.42	1.48	1.51	1.45	1.50	1.49

1 GBP	1.60	1.67	1.63	1.64	1.67	1.65

100 JPY	1.13	1.11	1.15	1.16	1.14	1.21

Appendix

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization
	As of			% change from
	31.3.10	31.12.09	31.3.09	31.12.09	31.3.09

Share price (CHF)	17.14	16.05	10.70	7	60

Market capitalization (CHF million)[1]	65,660	57,108	31,379	15	109

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. The total UBS ordinary shares issued as of 31 December 2009 and 31 March 2009 do not reflect the 272.7 million UBS shares issued through the conversion of mandatory convertible notes issued in March 2008 and converted in March 2010. In addition, the total UBS ordinary shares as of 31 March 2009 do not reflect the 332.2 million shares issued through the conversion of mandatory convertible notes issued in December 2008 and converted in August 2009. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange. As of 16 April 2010, UBS shares have been delisted from the Tokyo Stock Exchange (TSE).

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531; English and German). The report includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). This booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 2307; English and German). This report discusses compensation for senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). This letter provides a quarterly update from executive management on our strategy and performance. Financial report (SAP no. 80834; English). This report provides a detailed description of our strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors/topics in the Financial information section. Printed copies can be ordered from the same website by accessing the order/subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Print & Publications, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation can be downloaded at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalert website, it is possible to subscribe to receive news alerts about UBS via text message (SMS) or e-mail. Messages are sent in English, German, French and Italian and it is possible to state preferences for the theme of the alerts received.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the ultimate effect on UBS’s 2009 settlements with US authorities of the recent Swiss court decision relating to the provision of certain UBS client data to the US Internal Revenue Service, including the outcome of the Swiss Parliament’s consideration of the related governmental agreement; (5) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various other jurisdictions; (6) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (7) the effect of possible political, legal and regulatory developments, including the possible adoption in Switzerland or other relevant countries of more stringent capital and liquidity requirements, additional taxes, constraints on remuneration and legal or regulatory restrictions on UBS’s activities or other measures designed to address the systemic risk posed by major financial institutions, including the possibility that such measures might be adopted in a manner that creates competitive imbalances between UBS and major competitors; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (13) technological developments. In addition, our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title	Group Chief Financial Officer

Date: May 4, 2010